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02049868

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Heavy Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 4389 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 9/10/02

KAWASAKI HEAVY INDUSTRIES, LTD.

82-4389

AR/S

3-31-02



Annual Report

EXHIBIT 1

Founded in 1878, Kawasaki Heavy Industries, Ltd. (KHI), is a leading global comprehensive manufacturer of transportation equipment and industrial goods. With a broad technological base that encompasses land, sea, and air, KHI manufactures ships, rolling stock, aircraft and jet engines, gas turbine power generators, refuse incinerators, industrial plants, steel structures, and a wide range of manufacturing equipment and systems. KHI also produces such world-famous consumer products as Kawasaki-brand motorcycles and Jet Ski® watercraft.

Contents

Cover: The new rolling stock plant in Lincoln, Nebraska

Consolidated Financial Highlights

Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
For the year:				
Net sales	**¥1,144,534**	¥1,060,479	¥1,149,698	**$8,589,373**
Operating income	**31,311**	4,460	1,251	**234,979**
Net income (loss)	**6,282**	(10,320)	(18,632)	**47,144**
Net cash provided by operating activities	**60,739**	9,236	31,232	**456,232**
Capital expenditures	**33,132**	32,687	39,685	**248,645**
Per share (in yen and U.S. dollars):				
Net income (loss)	**¥4.5**	¥(7.4)	¥(13.4)	**$0.03**
Cash dividends	**—**	—	—	**—**
At year-end:				
Total assets	**¥1,255,075**	¥1,247,472	¥1,206,806	**$9,418,950**
Total shareholders' equity	**167,731**	164,081	174,955	**1,258,770**
Orders received and outstanding:				
Orders received during the fiscal year	**¥1,034,771**	¥1,273,686	¥1,071,104	**$7,765,636**
Order backlog at fiscal year-end	**1,240,439**	1,320,894	1,072,645	**9,309,111**

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥133.25 to $1.00, the approximate rate of exchange at March 31, 2002.


Net Sales
(Billions of yen)
1,500
1,000
500
0
1998 1999 2000 2001 2002


Net Income (Loss)
(Billions of yen)
30
15
0
-15
-30
1998 1999 2000 2001 2002


Total Shareholders' Equity
(Billions of yen)
250
200
150
100
50
0
1998 1999 2000 2001 2002



Masamoto Tazaki,
President and CEO

Management Policies and Initiatives
The corporate philosophy of the Kawasaki Heavy Industries (KHI) Group calls for applying KHI's advanced technology to create new value in products for endeavors on the land, at sea, and in the air and contribute to the development of society. Our basic management principles are to enhance customer satisfaction and increase our enterprise value by providing our customers with excellent products and services that are differentiated through unique technology and brand image. By implementing these principles, we respond to the expectations of our shareholders, customers, and employees as well as the community at large.

Based on these management principles, we are aiming to increase profitability by creating a business structure capable of coping readily with changes in the business environment and moving onto a sustainable growth path. Under our medium-term business plan, K21, we have set a target of a 9% return on invested capital (ROIC) on a before-tax basis by the year ending March 2005. To attain our objectives, we have set the following specific goals for reforming the structure of our business activities under our K21 medium-term business plan:

- Sharpening the focus of our business portfolio,
- Transforming our business model to increase earnings power, and
- Enhancing the effectiveness of our management systems.

Throughout fiscal 2002, ended March 31, 2002, we forcefully implemented measures to reform our earnings structure, including reductions in the costs of our products and lowering fixed expenses, and, despite the difficult operating environment in Japan and overseas, we returned to profitability, thus taking the first major step toward successful restructuring. Moreover, as I will describe in greater detail later, we made steady progress in implementing the strategic initiatives in our medium-term business plan and are working toward establishing a base for our operations that will generate stable earnings.

Performance in Fiscal 2002

During fiscal 2002, the Japanese economy was seriously affected by two developments, namely the recession in the world economy stemming from the slowdown in the United States and the terrorist incidents in September 2001. As a consequence, exports declined significantly and private-sector capital investment weakened. Moreover, the restraints placed on public works spending accompanying the government's structural reform policies also had an adverse impact on the Japanese economy. Owing to this confluence of unfavorable factors, economic conditions in Japan during the fiscal year were extremely challenging.

Amid this environment, orders received by the KHI Group in fiscal 2002 declined ¥238.9 billion, or 18.8%, to ¥1,034.8 billion. Factors accounting for this decrease included the absence of the large-scale order for rolling stock that was recorded in the previous fiscal year and selective acceptance of orders by the Plant & Infrastructure Engineering segment. On the other hand, net sales rose ¥84.1 billion, or 7.9%, over the previous year, to ¥1,144.5 billion, mainly owing to increases in sales of the Aerospace and Plant & Infrastructure Engineering segments.

Operating income rose ¥26.9 billion, or 602.0%, over the previous fiscal year, to ¥31.3 billion, as a result of a combination of developments, including the increase in net sales, favorable movements in the foreign currency exchange rate, and a lower breakeven point resulting from various measures to reduce fixed costs. KHI showed net income of ¥6.3 billion for the fiscal year, following net losses for the previous three fiscal years. Free cash flow comprised an inflow of ¥32.7 billion as opposed to an outflow in the previous year, due to a substantial improvement in cash provided by operating activities.

Our fundamental policy regarding cash dividends is to pay a stable dividend to our shareholders. At the same time, to enhance our capabilities for future growth, we are also giving due consideration to the expansion of our retained earnings. Thus, we regret that we have decided to give first priority to strengthening our financial position and continued to suspend the payment of cash dividends related to fiscal 2002. We request that you, our shareholders, examine carefully our ongoing initiatives and provide us with your continued support.

Progress toward the Goals of the Medium-Term Business Plan

Under our K21 medium-term business plan, we are steadily implementing various measures to attain our objectives, including the following.

Sharpening the Focus of Our Business Portfolio

We are allocating management resources on a priority basis to promote the further development of our core and developing businesses where we anticipate growth; these are: Aerospace, Consumer Products, Rolling Stock, and Gas Turbines & Machinery. We are nurturing and strengthening these businesses' contributions to profitability. In our other businesses, namely Shipbuilding and Plant & Infrastructure Engineering, we are working to implement structural reforms to increase efficiency and improve ROIC. The following paragraphs describe some of our specific initiatives in our various businesses during fiscal 2002, reports on our progress to date, and our policies going forward.

In the Aerospace business, the Japan Defense Agency (JDA) awarded us the position of prime contractor for developing two next-generation large airplanes—the P-X, the successor of the P-3C anti-submarine warfare patrol airplane, and C-X



transport aircraft—and, in response, we are improving our aircraft development systems. We are also upgrading our aircraft manufacturing facilities with the medium-to-long-term objective of being one of the world's leading aircraft manufacturers.

The Consumer Products & Machinery business is strengthening its development systems to enhance product competitiveness and aggressively introduce new models to markets. In addition, we began a mutual original equipment manufacturing (OEM) supply relationship for motorcycles with Suzuki Motor Corporation in February 2002 and, going forward, will expand this relationship. These initiatives with Suzuki, which are aimed at substantially improving profitability, are scheduled to include the standardization of parts and joint procurement.

In our Rolling Stock business, we constructed a new rolling stock manufacturing plant in Lincoln, Nebraska, to keep pace with growing demand in the U.S. market. This new facility went into full-scale operation in April 2002, beginning with the production of subway cars for the New York City Transit Authority. This facility has given us important strengths because it is the only plant in the United States designed to handle the entire process, from car body manufacturing to the final assembly of rolling stock, and we intend to exploit this fully to expand our operations in this region.

The Gas Turbines & Machinery business was successful in developing a 20MW-class gas turbine electric power generator last year. This was added to our lineup of products, and, supported by the rise in demand for distributed power sources along with the deregulation of the electric power industry, we are drawing on our capabilities for internal development and strengthening this business line with gas turbines as the core.

In the Shipbuilding business, where we are implementing structural reforms, we are focusing on gas carriers, where demand is expanding, and on submarines for use by the JDA. As a consequence, we expect to report profits in this business for the foreseeable future. However, to restructure these operations to generate stable earnings in the medium-to-long term, we are reforming our shipbuilding operations by setting them up as a wholly owned subsidiary in October 2002 and working to transform them into a business that is managed agilely and efficiently and is capable of responding effectively to changing conditions in the operating environment, including fluctuations in foreign exchange rates.

Please note that while we reached a basic agreement last year to consolidate our shipbuilding operations with those of Ishikawajima-Harima Heavy Industries Co., Ltd., both parties came to the conclusion that it would be difficult to meet the conditions necessary for the consummation of the proposed merger and rescinded the agreement in September 2001.

Our Plant & Infrastructure Engineering business is confronting a much harsher operating environment because of stagnation in private-sector capital investment, the impact of the government's structural reform program, and other factors. To respond, we are continuing to streamline our operations, including the reexamination of our production systems to make significant reductions in the breakeven point.

Reforms in KHI's Management Systems

With the objective of strengthening our operating systems, in April

2001 we adopted an internal company form of organization. We now have six internal companies: Shipbuilding; Rolling Stock, Construction Machinery & Crushing Plant; Aerospace; Gas Turbines & Machinery; Plant & Infrastructure Engineering; and Consumer Products & Machinery. The introduction of internal companies has allowed us to grant more autonomy and flexibility to these business units, and it allows them to implement speedier management of operations in ways that are best suited to their specific industrial sectors. The Shipbuilding Company and the hydraulic equipment division of the Gas Turbines & Machinery Company, which we judge to be in urgent need of improved efficiency, are scheduled to be set up as wholly owned consolidated subsidiaries in October 2002. With increased responsibility for their own performances, the new subsidiaries will work to substantially increase the enterprise value of the KHI Group by strengthening their competitive positions.

In parallel with these initiatives, we are moving forward to actively disclose information regarding KHI's performance and strategies through our investor relations program. In addition, we introduced the Executive Officer System in fiscal 2002 to achieve the swift and flexible conduct of operations. We also reduced the size of the Board of Directors to 11, with the aim of increasing the effectiveness of the Board in strategic decision making and the overall supervision of management functions to strengthen our corporate governance structure.

Reflecting ROIC in Employee Compensation

Following the introduction of the internal company system, we believe our employees will have a stronger sense of belonging to their respective companies and be more highly motivated to contribute to improvements in performance. To this end, beginning with performance in fiscal 2003, we will introduce a system that reflects the ROIC of internal companies in employee compensation.

Thus far, under our medium-term business plan, we have stated a goal of 5% or more for ROIC after tax during fiscal 2005. However, accompanying the introduction of a system to evaluate company performance based on ROIC and to ensure full awareness of its importance within KHI, we have shifted to the use of ROIC on a before-tax basis. This is because ROIC before tax is currently used as an in-house measure; therefore, to avoid any possible confusion, we have begun to use before-tax ROIC for external purposes as well. This does not imply any basic change in our quantitative objectives since a 5% ROIC after tax corresponds to a 9% ROIC before tax.

Outlook for Fiscal 2003

Fiscal 2003 will be an important time for the KHI Group, because the Company must look to the future and return to sustainable growth. We anticipate that the operating environment in Japan and overseas will remain challenging for the time being. However, during the current fiscal year, we will place maximum priority on establishing a stable earnings base by offering products and services differentiated by unique technology and brand image, based on our policy of "Quality followed by Quantity" or quality driving quantity. In parallel, we will also make constant efforts to strengthen our product competitiveness by lowering costs and other measures.

We are committed to enhancing our enterprise value, as I have described, by steadily implementing our medium-term business plan, which will position us to evolve and respond to changes in the operating environment. As we make progress toward our objectives, we look forward to the continuing advice and support of our shareholders.

June 27, 2002

Masamoto Tazaki
President and CEO

Introducing a New Business Segment Framework Based on an Internal Company System

KHI introduced a new business segment framework beginning in fiscal 2002 based on its internal company system. Our objectives include increasing the transparency of our activities, sharpening the focus of our business strategies, and enhancing corporate value.

Sales *(Millions of yen)*

	2000	2001	**2002**
Shipbuilding	¥ 91,891	¥ 78,734	¥ **92,478**
Rolling Stock, Construction Machinery & Crushing Plant	121,463	129,591	**121,780**
Aerospace	172,322	136,343	**161,072**
Gas Turbines & Machinery	153,681	152,307	**171,586**
Plant & Infrastructure Engineering	245,642	181,174	**220,605**
Consumer Products & Machinery	277,176	275,903	**281,207**
Other	87,523	106,427	**95,806**
Total	¥1,149,698	¥1,060,479	**¥1,144,534**

Percentage of Net Sales

New Business Segments

8.1%	Shipbuilding
10.6%	Rolling Stock, Construction Machinery & Crushing Plant
14.1%	Aerospace
15.0%	Gas Turbines & Machinery
19.3%	Plant & Infrastructure Engineering
24.6%	Consumer Products & Machinery
8.3%	Other

Orders Received *(Millions of yen)*

	2000	2001	2002
Shipbuilding	¥ 64,417	¥ 117,518	¥ **106,106**
Rolling Stock, Construction Machinery & Crushing Plant	139,807	192,884	**82,584**
Aerospace	146,025	161,939	**151,641**
Gas Turbines & Machinery	145,157	167,812	**158,662**
Plant & Infrastructure Engineering	209,574	254,330	**160,143**
Consumer Products & Machinery	277,176	275,903	**281,207**
Other	88,948	103,300	**94,428**
Total	¥1,071,104	¥1,273,686	**¥1,034,771**

Order Backlog *(Millions of yen)*

	2000	2001	2002
Shipbuilding	¥ 130,824	¥ 176,987	¥ **194,275**
Rolling Stock, Construction Machinery & Crushing Plant	219,064	296,242	**272,642**
Aerospace	176,996	203,688	**195,447**
Gas Turbines & Machinery	188,074	213,228	**204,819**
Plant & Infrastructure Engineering	327,422	403,612	**347,496**
Consumer Products & Machinery	—	—	**—**
Other	30,265	27,137	**25,760**
Total	¥1,072,645	¥1,320,894	**¥1,240,439**

Main Products & Businesses



- LNG carriers
- LPG carriers
- Container ships
- VLCCs (Very Large Crude Carriers) and other types of tankers
- Bulk carriers
- High-speed vessels
- Submarines
- Maritime application equipment



- Electric train cars (including for *Shinkansen* bullet trains)
- Electric and diesel locomotives
- Passenger coaches
- Integrated transit systems
- Monorail cars
- Platform screen doors
- Wheel loaders
- Crushing machinery



- T-4 intermediate jet trainers
- CH-47, OH-1, and BK117 helicopters
- Component parts for Boeing 777 and 767 passenger airplanes
- Component parts for Embraer 170 regional jet aircraft
- Missiles
- Electronic equipment
- Space equipment



- Jet engines
- Gas turbines
- Small and medium-sized gas turbine generators
- Aero-derived gas turbine engines for naval vessels
- Industrial hydraulic equipment



- Steelmaking, cement, chemical, and other industrial plants
- Power plants
- Municipal refuse incineration plants
- Bridges
- LNG and LPG tanks
- Shield machines and tunnel boring machines



- Motorcycles
- ATVs (All-Terrain Vehicles)
- Jet Ski® watercraft
- General-purpose gasoline engines
- Brush cutters
- Transmissions
- Industrial robots

- Hospital respiration and medical equipment
- Trading
- Intermediary and introductory services for sales and orders
- Management of employee welfare facilities

Shipbuilding



Company President Shuichi Tadokoro, Managing Director


594

Submarine ISOSHIO

The core products of the Shipbuilding Company for the foreseeable future will be LNG carriers for the private sector and submarines for the JDA. We plan to conduct shipbuilding and maintenance activities that contribute to the shipping industry and national defense. Producing these vessels requires cutting-edge component technologies across the board—from design and procurement through manufacturing. Superior system integration technologies are also fundamental to pull together the diverse range of component technologies and successfully create the final product. We have accumulated the required technologies in abundance and already have a long record of accomplishments in this area.

We will not rest on our accomplishments, however. We will redouble our efforts to surpass the expectations of our customers while strengthening the technology we have nurtured to date.

The world's shipbuilding market is suffering from overcapacity, and fluctuations in foreign currency exchange rates are tending to detract from long-term stability. To keep profitability on an even keel under these conditions and respond to the expectations of our customers, in October


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2002 the Shipbuilding Company will form a wholly owned subsidiary of KHI—Kawasaki Shipbuilding Corporation. Kawasaki Shipbuilding will conduct its operations through agile and flexible management decision making to react to market conditions more quickly. Selectivity and focus will be the watchwords in the allocation of the new company's management resources as it works to enhance its technological capabilities and production efficiency. Medium-term initiatives include fostering technologies that anticipate the future, actively employing and nurturing young workers, and making well-targeted investments in manufacturing facilities and software. In this way, Kawasaki Shipbuilding will be set to perform its role in the market, brimming with a vitality that will carry it well into the next generation.

Business Results

The volume of shipbuilding orders declined worldwide due mainly to a falloff in shipping markets. Nevertheless, we moved forward aggresively with bringing superior proposals to the table, particularly for LNG carriers, and winning orders. As a result, orders received during the fiscal year declined 9.7%, to ¥106.1 billion. These included orders for three LNG carriers, two LPG carriers, four bulk carriers, and one submarine.

Net sales rose 17.4%, to ¥92.5 billion, reflecting increased sales of new ships. Operating income amounted to ¥5.6 billion, a significant improvement from the operating loss of ¥1.7 billion for the previous fiscal year. Factors accounting for this improvement included the increase in net sales, favorable trends in foreign currency exchange rates, and the positive impact of cost reductions.

A total of fourteen vessels were delivered during the fiscal year: one VLCC, three LPG carriers, five container ships, four bulk carriers, and one submarine.

Outlook

As cases in point, we have recently developed the world's largest LNG carrier—with a massive cargo tank capacity of 145,000m^3—and a pressure build-up type LNG carrier for smaller LNG transportation projects in Japan.

In addition, at our Sakaide Works, which is our principal factory for commercial vessels, we are making capital investments focusing on our LNG carrier production facilities and the installation of large cranes. The consumption of LNG, which is drawing attention as a clean source of energy, is expanding worldwide, and we expect that demand for LNG carriers will remain strong in the medium-to-long term. The Kawasaki brand is highly regarded in this area, and we plan to actively focus our efforts on LNG carriers, strengthening our product development and production capabilities.


DYNEGY

LPG carrier DYNAMIC VISION

Rolling Stock, Construction Machinery & Crushing Plant



Company President Takehiko Saeki, Managing Director



Wheel loader 95ZV

Demand for rolling stock is strong not only in Asia, where the upgrading of infrastructure is in progress, but also in the United States. In particular, in the United States, where the automobile is the principal mode of transportation in urban areas, railway transport is making a comeback as a means for providing mass transportation while placing a lower burden on the environment in comparison with the automobile. As a consequence, investments in upgrading railway networks are becoming increasingly common. KHI, currently the largest rolling stock manufacturer in Japan, is expanding its overseas rolling stock operations to keep pace with this growing demand and with its sights firmly set on becoming a world-leading rolling stock manufacturer.

In the United States, Kawasaki kicked off full operations of its cutting-edge rolling stock plant in Lincoln, Nebraska, in April 2002. This new production capability appeals to customers because it is a full-scale facility designed to handle the entire process, from car body manufacturing to final assembly. Looking forward, we will draw on the design capabilities of our operations in Japan and the production strengths of our U.S. presence to make a strong



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appeal to customers regarding the excellence of the Kawasaki brand.

Additionally, as an essential participant in the development of every single *Shinkansen* bullet train in Japan, we have been closely involved in high-speed rail transport for many years. We plan to make maximum use of our technologies in this field in implementing high-speed railway projects overseas.

The other principal products of the company are construction machinery and crushing machinery. Both of these products have been impacted by recessionary conditions and cutbacks in government public works investment in Japan. KHI is poised to meet these challenges. In construction machinery, we are further strengthening the product competitiveness and the efficiency and flexibility of our operations in wheel loaders, our principal products in this field. In crushing machinery, in line with increased environmental awareness, we are shifting our focus to refuse paper and plastic fuel production equipment—an area with good prospects—and other environment-related equipment.

Business Results

Orders for rolling stock from domestic customers were strong during the fiscal year, but overseas orders showed a marked decline when compared with the previous fiscal year, in which we received a large order for cars for Taiwan High Speed Rail Corporation. As a consequence, total orders dropped 57.2%, to ¥82.6 billion.

Net sales declined 6.0%, to ¥121.8 billion. In rolling stock, sales to overseas customers rose because of the delivery of subway cars to the New York City Transit Authority, while domestic sales declined. Sales of construction machinery and crushing machinery were also down, reflecting weak demand in Japan. Operating income was influenced by the same factors and amounted to ¥0.5 billion, approximately the same as for the previous fiscal year.

Outlook

To respond to the demand for rolling stock in the U.S. market, we constructed a new rolling stock manufacturing facility on the grounds of the motorcycle production base of Kawasaki Motors Manufacturing Corp., U.S.A. (KMM), located in Lincoln, Nebraska. This new plant has state-of-the-art manufacturing equipment and is the only rolling stock facility in the United States covering the full process from production of the car body through final assembly. We now have a total of three rolling stock plants worldwide, at the Hyogo Works in Japan; Kawasaki Rail Car, Inc., in Yonkers, New York; and KMM. We aim to use these plants effectively to further develop our rolling stock business in Japan and overseas.



R143 subway cars for the New York City Transit Authority

Aerospace



Company President Takashi Sugoh, Managing Director

The Aerospace Company aims to be in the world's topflight group of aerospace companies, focusing especially on three businesses:

- Developing the P-X and C-X, acting under the mandate received from the JDA as the prime contractor for this project,
- Joint development and manufacturing programs with The Boeing Company of the United States, which is our core activity in the commercial aircraft field, and
- Developing and producing regional jet aircraft jointly with Embraer of Brazil.

As the prime contractor for the development of the P-X and C-X for the JDA, we are making our first stride toward a major source of earnings. Moreover, this project has generated considerable excitement because it will provide us with the opportunity to take the leading role in the development of complete, purely domestic large-scale aircraft. Foremost right now is to see this project through to a successful end. With success, KHI will be the obvious front-runner in the bid for primary contractorship of the mass production of these aircraft.


Doctor-Heli
JA117K

BK117 C-2 type helicopters


Sales
(Millions of yen)
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Order Backlog
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Our second strategic aerospace business, our partnership with Boeing, has experienced a lull because of the impact of the terrorist attacks in the United States, but we believe this will be temporary. The prospects for tremendous growth in the commercial aircraft sector are bright when viewing it from a long-term perspective. Presently, we are participating in the joint development and manufacture of B767 and B777 passenger aircraft with Boeing, both important projects that will enable us to strengthen our cost-competitiveness. Furthermore, we believe our continued partnership with Boeing will ensure that we will see the prospects realized.

Finally, within the commercial aircraft business, regional jet aircraft is the fastest growing sector. For the Embraer 170 and 195, we are in charge of the major wing sections, the most vital and fundamental of aircraft technologies. This project will almost certainly enable us to make major advances in our technological capabilities as an aircraft manufacturer.

Business Results

During the fiscal year, firm orders continued from the JDA, partly due to the receipt of the order as the prime contractor for the development of the P-X and C-X. Contrarily, orders for the production of components for Boeing aircraft declined as a result of the terrorist attacks in the United States. Consequently, total orders for the fiscal year were down 6.4%, to ¥151.6 billion.

Net sales rose 18.1%, to ¥161.1 billion, supported by sales to the JDA and the commercial sector, with most of the latter consisting of sales to Boeing. Operating income rocketed 70.9%, to ¥13.9 billion, because of favorable movements in the yen exchange rate and other factors.

Outlook

In view of the receipt of the order as prime contractor for developing the P-X and C-X from the JDA, we are taking initiatives to strengthen our development systems and, from a medium-to-long-term perspective, upgrading our aircraft manufacturing facilities. In addition, we established a company in Brazil where we will begin final assembly of major wing sections for the Embraer 195 next year. We have also signed a memorandum of understanding regarding technological development for the Boeing Sonic Cruiser aircraft. Looking forward, we will continue to work to fly with the world's leading companies in the aerospace industry, ever increasing our technological capabilities in both defense and commercial sectors and expanding the scale of our business activities.


EMBRAER 170

Embraer 170 regional jet aircraft

Gas Turbines & Machinery



Company President Kengo Yamashita, Managing Director

The Gas Turbines & Machinery Company provides a diverse range of products, including jet engines, industrial and marine gas turbines, diesel engines and other machinery for ships, and hydraulic machinery. Among these, we are particularly focused on, as a rapidly growing area, industrial gas turbine generators that can be used as distributed power sources.

Gas turbine power generators have been recognized as a rapidly growing business in the long term in Japan and overseas due to its environmental friendliness and high heat efficiency. As a pioneer of industrial gas turbines in Japan, we have a broad lineup of solely developed gas turbine generators, taking advantage of our high technology, long experience, and high market share. We intend to wield the experience we have accumulated thus far to expand our position in the market, especially in cogeneration products and combined cycle generators used as distributed power sources by leveraging our know-how in jet engines and gas turbine power plants. We will also differentiate ourselves from our competitors by providing superior after-sales services. In order to accomplish this, we are committed to strengthening our sales and service capabilities even more.



Marine steam turbine (UA-type)



Sales
(Millions of yen)
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2000
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2002



Orders Received
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2002



Order Backlog
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In other product areas, jet engines have been temporarily affected by the terrorist attacks in the United States but remain a growing sector in the long term. Sales of stream turbines for LNG carriers are expanding as demand for LNG carriers grow. We will continue to strengthen our position in this area.

In mature sectors, we must adopt a different tack: strengthening our competitiveness and rationalizing and enhancing the efficiency of our operations. Evidencing this strategy, in fiscal 2002 we concluded alliances with Mitsui Engineering & Shipbuilding Co., Ltd., in the area of diesel engines for ships and with Kayaba Industry Co., Ltd., in the field of hydraulic machinery. In addition, the industrial hydraulic equipment division will be made a fully owned subsidiary of KHI—Kawasaki Precision Machinery Co., Ltd.—in October 2002, a move to enhance efficiency in management. We will continue to actively develop overseas markets as well.

Business Results

Orders received during the fiscal year for steam turbines and diesel engines for ships and industrial gas turbine power generators remained firm, but orders for commercial jet aircraft engine components for overseas partners dropped substantially because of the impact of the terrorist attacks in the United States. Total orders received were 5.5% below the previous year and amounted to ¥158.7 billion.

Sales, however, rose 12.7%, to ¥171.6 billion, because of increased deliveries of steam turbine engines for LNG carriers, small and medium-sized gas turbine power generators, and equipment for a natural gas compression module. Accompanying this increase in sales, operating income rose 27.0%, to ¥5.4 billion.

Outlook

We completed the first PUC180—a new cogeneration system using our proprietary L20A 20MW-class gas turbine power generator—at our Akashi Works, and it went into operation in November 2001. The L20A combines our industrial gas turbine technology development capabilities with our sophisticated component technologies for jet aircraft engines. The resulting high-performance gas turbine system has the highest class of heat efficiency in the world. We will continue to develop these business activities, with gas turbines as their core, as the deregulation of the electric power industry and other developments bring an expansion in demand for distributed power sources.


Kawasaki
PUC180

PUC180 cogeneration system

Plant & Infrastructure Engineering



Company President Takuya Maeda, Managing Director



Flue gas desulfurization plant for Chubu Electric Power Co., Inc.

Over the past fiscal year, stagnation in private-sector capital investment in Japan, the implementation of structural reform measures by the Japanese government, and a slowdown in the world economy were the hurdles facing KHI's Plant & Infrastructure Engineering Company. We tackled these challenges with efforts aimed at internal structural reform—reviewing our production systems and staff requirements and moving forward with thoroughgoing profit management in our projects—following our medium-term business plan. The efforts are meeting with success, as profitability improved to approximate breakeven. We will continue down this path by working to increase our ROIC and accelerating further transformations in our business structure.

First, in the environmental plant field—where firm demand is expected supported by growing worldwide awareness of environmental issues—we plan to expand our business activities aggressively. In this field, every indication points toward new products and new business areas related to waste processing and recycling emerging. Together with such new approaches as PFI financing schemes,


Sales
(Millions of yen)
250,000
200,000
150,000
100,000
50,000
0
2000
2001
2002


Orders Received
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
2000
2001
2002


Order Backlog
(Millions of yen)
500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002

it is increasingly clear that strengthening our technological capabilities and broadening the scope of our business activities can but bear fruit.

Next, in the plant engineering field, we are continuing to focus on energy-related products, where strong growth is expected. In the area of industrial plants, where latent demand exists for upgrading the infrastructure of developing countries, we are watching carefully for signs of market recovery, in particular in our fields of strength—cement, steelmaking, and chemical plants.

Our steel structure business, however, is not enjoying such bright prospects. In fact, it is confronting a difficult environment characterized by reduced public works spending and stagnant private-sector capital investment. To improve performance, we are working to increase efficiency and concentrate resources in high-value-added sectors. In line with this strategy, we closed two plants in fiscal 2001 and plan to close another in fiscal 2004, consolidating the former activities of these plants into our Harima Works.

Business Results

Although orders during the fiscal year for our power plant division, including one for a combined cycle power plant (CCPP) from Brazil, remained strong, orders for municipal refuse incineration plants suffered a marked decline. In total, orders were down 37.0%, to ¥160.1 billion.

Net sales, however, rose 21.8%, to ¥220.6 billion, boosted by an increase in revenues from the retrofitting of municipal refuse incineration plants to reduce dioxin emissions and other plant projects in Japan and overseas. Overall, profitability improved, as the operating loss of the previous fiscal year shrank 95.7%, to ¥0.6 billion.

Outlook

At present, in the area of thermal power generation, CCPPs are already in wide use around the world as power sources because they use natural gas as an energy source, which makes possible a reduction in the operational burden on the environment and an increase in heat efficiency. Additionally, a large number of power plants using CCPPs are under construction in the United States, where there are concerns about power shortages, and in Southeast Asia.

One new order we received during the fiscal year was from Brazil for a power plant to relieve chronic power shortages accompanying the country's economic growth, and, since demand for power-generating facilities is expected to grow in the years ahead, we are concentrating our efforts in CCPPs and other such facilities.



Power generation plant with environmentally friendly boiler (Kawasaki Advanced Clean Combustion) for Japan Paperboard Industries Co., Ltd.

Consumer Products & Machinery



Company President Shinichi Morita, Managing Director



PRAIRIE 650


Sales
(Millions of yen)
300,000
250,000
200,000
150,000
100,000
50,000
0
2000
2001
2002

The United States and Europe are both key markets for large-size motorcycles, which are the principal product of the Consumer Products & Machinery Company. In the United States, demand for motorcycles and ATVs has continued to expand steadily, even after the terrorist attacks. In Europe, demand for motorcycles is holding firm after having been stagnant for a few years, in part because of the weakening of the euro. Our principal issue in this area was to reduce excess inventories, but during fiscal 2002 we took a number of measures and we believe our pipeline inventories will be back to appropriate levels in the next few quarters. In the ongoing development of these business activities, we will make optimal use of our product development capabilities as a driving force to propel us toward further growth.

To this end, our capital expenditures will target hardware and software in our product development departments over the next three years. We expect the resulting enhancement of our development capabilities will enable us to broaden our lineup by reducing the length of the product development cycle. Our plans call for continuously introducing new models that will appeal to riders not only in the high-performance superbike market segment, where the Kawasaki brand is best known, but also in the cruiser, sports, and off-road markets as well.

In another move to improve our development capabilities, in August 2001 we reached a basic agreement to form a strategic alliance with Suzuki in the fields of motorcycles and ATVs. Based on this agreement, Kawasaki and Suzuki began to supply each other with motorcycles on an OEM basis in February 2002. We plan to increase the number of models that we supply each other on an OEM basis and undertake joint product development and component standardization. By deepening our relationship with Suzuki, both companies are aiming to increase cost-competitiveness and bolster profitability.

Another product of the company, industrial robots, will also see management resources committed to it. In addition to painting and welding robots, which are the principal product lines of this sector, the company is targeting other growth areas. In particular, it is developing manufacturing processes for semiconductors and flat panel displays as a potential second principal product line.

Business Results

Sales of motorcycles, ATVs, and MULE™ utility vehicles in the United States as well as sales of motorcycles in Japan and the rest of Asia continued to be firm; however, motorcycle sales in Europe dropped significantly. As a consequence, overall sales of this segment increased 1.9%, to ¥281.2 billion. Operating income declined 20.0%, to ¥5.2 billion, despite favorable exchange rate trends, owing to a drop in sales in Europe and increased sales promotion expenses in Europe and the United States mainly to reduce excess pipeline inventories.

Outlook

Indicative of our commitment to excellence, we are moving forward at full speed to develop racing machines for full-scale entry into the MotoGP class in the 2003 FIM (Fédération Internationale de Motocyclisme) world road race championship. The model being developed is the Ninja ZX-RR, a combat-ready powerhouse with a four-stroke, parallel four-cylinder DOHC (Dual Over-Head Cams) engine. The current 2002 season will be a preparatory period for full-scale entry in the FIM championship. We plan to make spot entries from the last part of the season and make our machine a powerful contender.



ZZ-R1200

Six-Year Summary

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					
	2002	2001	2000	1999	1998	1997
Operating results:						
Net sales	**¥1,144,534**	¥1,060,479	¥1,149,698	¥1,202,189	¥1,297,212	¥1,224,259
Cost of sales	**977,875**	924,522	1,008,860	1,045,143	1,114,693	1,041,697
Gross profit	**166,659**	135,957	140,838	157,046	182,519	182,562
Selling, general and administrative expenses	**135,348**	131,497	139,587	135,380	131,440	120,351
Operating income	**31,311**	4,460	1,251	21,666	51,079	62,211
Net income (loss)	**6,282**	(10,320)	(18,632)	(6,132)	18,556	22,572
Capital expenditures	**33,132**	32,687	39,685	42,143	35,030	36,992
Depreciation and amortization	**31,998**	33,303	35,081	34,607	32,416	31,245
R&D expenses	**16,549**	17,548	19,905	18,615	17,800	17,400
Financial position at year-end:						
Working capital	**¥ 150,114**	¥ 148,577	¥ 188,403	¥ 161,712	¥ 162,084	¥ 150,759
Net property, plant and equipment	**241,517**	241,893	245,278	244,866	242,435	233,196
Total assets	**1,255,075**	1,247,472	1,206,806	1,204,857	1,222,906	1,303,168
Long-term debt, less current portion	**248,170**	270,605	264,048	208,763	198,135	197,130
Total shareholders' equity	**167,731**	164,081	174,955	199,637	209,040	197,161
Per share amounts (yen):						
Net income (loss)	**¥ 4.5**	¥ (7.4)	¥(13.4)	¥ (4.4)	¥ 13.3	¥ 16.4
Cash dividends	**—**	—	—	6.0	6.0	7.0
Shareholders' equity	**120.6**	118.0	125.8	143.6	150.3	141.9
Other data:						
Number of shares issued (millions)	**1,391**	1,391	1,391	1,391	1,391	1,389
Number of employees	**28,936**	29,162	29,772	26,486	26,102	24,211
Orders received	**1,034,771**	1,273,686	1,071,104	N.A.	N.A.	N.A.
Order backlog	**1,240,439**	1,320,894	1,072,645	N.A.	N.A.	N.A.

The Company began to disclose its orders received and outstanding on a consolidated basis in fiscal 2000.

OVERVIEW

During fiscal 2002, ended March 31, 2002, the Japanese economy was seriously affected by a range of factors and showed weak performance throughout the year. These factors included the worldwide slowdown set off by the deceleration in the U.S. economy, the detrimental impact of the terrorist incidents in September 2001, a substantial decline in exports, a downturn in private-sector capital investment, and restraints placed on public works spending accompanying the promotion of structural reforms by the Japanese government.

Amid these economic conditions, Kawasaki Heavy Industries, Ltd. (the "Company"), and its consolidated subsidiaries (collectively, the "Group") implemented aggressive marketing activities, but orders received on a consolidated basis declined ¥238.9 billion, or 18.8%, to ¥1,034.8 billion. Factors accounting for this decrease included the absence of the large-scale order for rolling stock that was recorded in the previous fiscal year and selective acceptance of orders by the Plant & Infrastructure Engineering segment.

On the other hand, consolidated net sales rose ¥84.1 billion, or 7.9%, to ¥1,144.5 billion, supported especially by increased net sales in the Aerospace and Plant & Infrastructure Engineering segments. Turning to profitability, consolidated operating income rose ¥26.9 billion, or 602.0%, to ¥31.3 billion, owing to the combination of the increase in net sales, favorable trends in the exchange rate of the yen with other currencies, a reduction in the Group's breakeven point through the lowering of fixed expenses, and other developments. As a result of the reporting of a gain on sales of property, plant and equipment of ¥6.5 billion, write-downs of securities amounting to ¥3.9 billion, and others, net income amounted to ¥6.3 billion, a significant improvement as compared with a net loss of ¥10.3 billion for fiscal 2001, the first profit in four fiscal years.

Regarding financial position, as a result of a substantial rise in net cash provided by operating activities, free cash flow increased, and the Group used this additional liquidity to repay interest-bearing debt and improve its debt-to-equity ratio.

RESULTS OF OPERATIONS

Net Sales

As mentioned previously, the Group's consolidated net sales in fiscal 2002 increased ¥84.1 billion, or 7.9%, over fiscal 2001, to ¥1,144.5 billion. The Aerospace and Plant & Infrastructure Engineering segments made particularly large contributions to the expansion in net sales. Total overseas sales rose ¥63.7 billion, or 14.7%, to ¥496.0 billion, supported especially by sales in the United States. The ratio of overseas sales to overall net sales increased 2.6 percentage points, to 43.3%.

The following paragraphs summarize performance by business segment. Operating income or loss includes intersegment transactions.

Shipbuilding

The volume of shipbuilding orders declined worldwide due mainly to a falloff in shipping markets in fiscal 2002. Despite these difficult operating conditions, orders were received for three LNG carriers, two LPG carriers, four bulk carriers, and one submarine. Orders received declined ¥11.4 billion,

Net Sales
(Billions of yen)


1,500
1,200
900
600
300
0
1998
1999
2000
2001
2002

Sales by Segment (FY2002)


Shipbuilding
Rolling Stock, Construction Machinery & Crushing Plant
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Others

Net Income (Loss)
(Billions of yen)


20
15
10
5
0
-5
-10
-15
-20
1998
1999
2000
2001
2002

or 9.7%, to ¥106.1 billion.

Sales in this segment rose ¥13.7 billion, or 17.4%, to ¥92.5 billion, as sales of new ships increased. The percentage of total Group sales accounted for by this segment rose 0.7 percentage point, to 8.1%. The combination of favorable exchange rates and the positive impact of efforts to lower costs of products enabled this segment to report operating income of ¥5.6 billion, compared with an operating loss of ¥1.7 billion in the previous fiscal year.

Rolling Stock, Construction Machinery & Crushing Plant

Orders won by this segment in fiscal 2002 declined ¥110.3 billion, or 57.2%, to ¥82.6 billion. Although orders for rolling stock in the domestic market, including those for the Tohoku and Akita *Shinkansen* bullet trains, were strong during the fiscal year, orders from overseas declined sharply from the previous fiscal year when the segment received a major order for bullet trains from Taiwan. Moreover, as a result of decreased demand in the public sector and the slump in private-sector capital investment, orders for crushing machinery and construction machinery were stagnant, thus bringing a decline in total orders for the fiscal year.

Sales in this segment were down ¥7.8 billion, or 6.0%, to ¥121.8 billion. Although the Group delivered subway cars overseas for the New York City Transit Authority and other customers, the decline in sales of rolling stock in Japan and the weakness in demand for crushing machinery and construction machinery led to an overall decline. The percentage of total Group sales accounted for by this segment decreased 1.6 percentage points, to 10.6%. Operating income increased ¥0.2 billion, or 76.8%, to ¥0.5 billion.

Aerospace

Orders in the domestic market were strong, as the segment received the mandate from the JDA to be the prime contractor for developing the P-X and C-X; however, overseas, orders from Boeing experienced a temporary lull because of the impact of the terrorist attacks in the United States. As a result, total orders declined ¥10.3 billion, or 6.4%, to ¥151.6 billion. Principal orders from the defense sector included CH-47 large transport helicopters, OH-1 light observation helicopters, and anti-tank missiles. Orders from the commercial sector included component parts for Boeing 777 and 767 aircraft, component parts for the Embraer 170 regional jet aircraft from Brazil's Embraer, BK117 helicopters, and space development-related equipment.

Sales rose ¥24.7 billion, or 18.1%, to ¥161.1 billion, due to increased sales to the JDA and the commercial sector, mainly to Boeing. The percentage of Group sales accounted for by this segment increased 1.2 percentage points, to 14.1%. Operating income rose ¥5.8 billion, or 70.9%, to ¥13.9 billion, because of the favorable impact of exchange rate trends and other factors.

Gas Turbines & Machinery

Although orders for marine steam turbines and diesel engines for ships as well as industrial gas turbine power generators remained strong, orders for component parts for commercial jet aircraft engines declined substantially following the terrorist attacks in the


Net Income (Loss) per Share
(Yen)
15
12
9
6
3
0
-3
-6
-9
-12
-15
1998 1999 2000 2001 2002


Working Capital
(Billions of yen)
200
150
100
50
0
1998 1999 2000 2001 2002


Total Assets
(Billions of yen)
1,500
1,200
900
600
300
0
1998 1999 2000 2001 2002

United States. Overall, orders fell ¥9.2 billion, or 5.5%, to ¥158.7 billion.

Sales rose ¥19.3 billion, or 12.7%, above the previous fiscal year, to ¥171.6 billion, because of increased deliveries of steam turbine engines for LNG carriers, small and medium-sized gas turbine power generators, and equipment for a natural gas compression module. Sales of this segment accounted for 15.0% of Group sales, an increase of 0.6 percentage point from the previous year. Operating income rose ¥1.2 billion, or 27.0%, to ¥5.4 billion, accompanying the increase in sales.

Plant & Infrastructure Engineering

Total orders for this segment were ¥94.2 billion, or 37.0%, lower than for the previous year and amounted to ¥160.1 billion. Although the power plant divisions reported firm orders, orders for municipal refuse incineration plants declined substantially, thus bringing lower orders overall. Major orders from domestic customers included the Kobe Airport Bridge, gasifying melting refuse incineration systems for municipal governments, and a "Recycling Plaza" bulky waste processing system. Overseas orders included a CCPP for Brazil, a steelmaking plant for China, heat recovery steam generators for the United States, and a liquefied ethylene production plant for Taiwan.

Sales expanded ¥39.4 billion, or 21.8%, to ¥220.6 billion, due to increased sales related to industrial plants in Japan and overseas, such as those for plant modifications to reduce and eliminate dioxin emissions in municipal refuse incineration plants. Sales of this segment accounted for 19.3% of Group sales, 2.2 percentage points higher than in the previous fiscal year. Despite the difficulties in the operating environment, as a result of various measures to lower the segment's breakeven point, the operating loss of this segment declined 95.7%, or ¥14.0 billion, to ¥0.6 billion.

Consumer Products & Machinery

Sales of motorcycles, ATVs, and MULE™ utility vehicles in the United States as well as sales of motorcycles in Japan and the rest of Asia continued to be firm; however, motorcycle sales in Europe dropped significantly. As a consequence, overall sales of this segment increased ¥5.3 billion, or 1.9%, to ¥281.2 billion. This segment accounted for 24.6% of Group sales, a decline of 1.4 percentage points from the previous fiscal year. Operating income declined ¥1.3 billion, or 20.0%, to ¥5.2 billion, despite favorable exchange rate trends, owing to a drop in sales in Europe and increased sales promotion expenses in Europe and the United States mainly to reduce excess pipeline inventories.

Other

Orders in this segment declined ¥8.9 billion, or 8.6%, to ¥94.4 billion. Sales fell ¥10.6 billion, or 10.0%, to ¥95.8 billion. This segment accounted for 8.3% of Group sales, representing a decline of 1.7 percentage points from the previous fiscal year. Operating income, however, rose ¥0.3 billion, or 17.6%, to ¥1.7 billion.

The following paragraphs summarize performance by geographic segment.

Japan

Sales in Japan expanded ¥44.5 billion, or 5.4%, to ¥868.8 billion, during the


Total Shareholders' Equity
(Billions of yen)
250
200
150
100
50
0
1998 1999 2000 2001 2002
Total Shareholders' Equity per Share
(Yen)
200
150
100
50
0
1998 1999 2000 2001 2002
Return on Equity
(%)
10
8
6
4
2
0
-2
-4
-6
-8
-10
9.1
(3.0)
(9.9)
(6.1)
3.8
1998 1999 2000 2001 2002

fiscal year due mainly to increased sales by the Company. Operating income expanded ¥28.2 billion, or 891.3%, to ¥31.4 billion, also due to improved operating income in the Company because of favorable trends in the exchange rate of the yen against other currencies and measures implemented to enhance profitability.

North America

Sales in North America rose ¥28.4 billion, or 16.2%, to ¥204.5 billion, and operating income increased ¥1.8 billion, or 56.6%, to ¥5.1 billion, primarily owing to a gain in the performance of a rolling stock manufacturing subsidiary.

Europe

Sales in Europe increased ¥8.5 billion, or 22.1%, over the previous year, to ¥47.1 billion, because of an increase in the number of consolidated subsidiaries accompanying a realignment of the Group's consumer products sales companies. However, as a result of measures to lower pipeline inventories to optimal levels, the operating loss in this geographic segment increased to ¥3.3 billion, compared with an operating loss of ¥0.9 billion in the previous fiscal year.

Asia

Supported by steady performances from subsidiaries that manufacture and sell motorcycles in Southeast Asia, sales grew ¥2.7 billion, or 15.2%, to ¥20.5 billion, while operating income increased ¥0.6 billion over the previous fiscal year, to ¥0.7 billion.

Other Areas

Sales decreased ¥0.2 billion, or 4.2%, to ¥3.7 billion, as compared to the previous fiscal year. Operating income also declined ¥0.02 billion, or 24.7%, to ¥0.07 billion. Australia is the major country in this segment.

Costs, Expenses, and Earnings

Cost of sales rose 5.8%, to ¥977.9 billion. Because this increase was smaller than the rise in net sales, the Group's gross profit margin expanded 1.8 percentage points, to 14.6%.

Selling, general and administrative (SG&A) expenses were up 2.9%, to ¥135.3 billion, and the ratio of SG&A expenses to net sales fell 0.6 percentage point, to 11.8%. This decline was the result of the positive impact of lower fixed costs. As a consequence, operating income expanded ¥26.9 billion, or 602.0%, to ¥31.3 billion, and the operating income margin rose 2.3 percentage points, to 2.7%.

Other income (expenses) for fiscal 2002 amounted to expenses of ¥15.3 billion, down ¥7.5 billion from the previous fiscal year. The principal reason for this improvement was the absence of a provision for losses on construction contracts and expenses for making structural improvements, which were recorded in fiscal 2001. A portion of the decline in expenses was offset by the movement from a net foreign exchange gain position in the previous fiscal year to a foreign exchange loss position in fiscal 2002. As a consequence, income before income taxes and minority interests moved from a loss of ¥18.4 billion in the previous fiscal year to income of ¥16.0 billion in fiscal 2002.

The ratio of the provision for income taxes, after taking account of tax effects, to income before income taxes and minority interests was 57.8%, substantially higher than the statutory tax rate of approximately 41.9%. This was due to items which will never be treated as expenses and other adjustment items. (Please refer to No. 12 of the Notes to the Consolidated Financial Statements as shown on page 39.)

As a result of these various factors, net income for fiscal 2002 amounted to ¥6.3 billion, compared with a net loss of ¥10.3 billion in fiscal 2001. The net income margin to net sales therefore moved from minus 1.0% in fiscal 2001 to 0.5% for fiscal 2002. ROE improved from minus 6.1% in fiscal 2001 to 3.8% in fiscal 2002.

Financial Condition

Based on its policy of sharpening the focus of its business portfolio, the Group has sold nonperforming assets with the aim of raising ROIC and has worked to make improvements in its balance sheet. In addition, accompanying the improvement in its free cash flow, the Group has also used spare cash to pay back a portion of its interest-bearing debt with the aim of strengthening its financial position. As a consequence, the Group's current ratio declined 0.3 percentage point, to 119.9%; the debt-to-equity ratio fell 11.3 percentage points, to 292.9%; and the equity ratio increased 0.2 percentage point, to 13.4%. Therefore, although the Group's current ratio moved only slightly, the stability of its capital position showed some improvement.

Total assets of the Group rose ¥7.6 billion, or 0.6%, to ¥1,255.1 billion. Current assets increased ¥18.4 billion, to ¥902.7 billion. The increase in current assets was primarily due to a rise in cash on hand and in banks of ¥14.3 billion, a decrease in trade receivables of ¥28.1 billion, and a gain in inventories of ¥25.7 billion. The rise in cash on hand and in banks is explained subsequently in the discussion of cash flows. On the other hand, net property, plant and equipment declined ¥0.4 billion, to ¥241.5 billion, mainly because of depreciation. Investments in securities fell ¥9.9 billion from the previous fiscal year-end, to ¥81.2 billion, primarily because of reductions in book value to reflect market prices.

On the other hand, liabilities rose ¥3.4 billion, or 0.3%, to ¥1,082.2 billion. Current liabilities increased ¥16.8 billion, to ¥752.6 billion. Interest-bearing liabilities, both short- and long-term, declined ¥7.8 billion, to ¥491.3 billion. The principal factor accounting for the increase in current liabilities was higher short-term interest-bearing liabilities. Long-term liabilities dropped ¥13.4 billion, to ¥329.6 billion. This was primarily because the Group adopted a strategy of promoting the repayment of outstanding debt, which led to a large decline in long-term interest-bearing liabilities. Note that a portion of this decline was offset by an increase in the reserve for employees' retirement and severance benefits.

Shareholders' equity posted a gain of ¥3.7 billion, or 2.2%, to ¥167.7 billion. The principal factors accounting for this increase were: (1) the increase in consolidated retained earnings accompanying the Group's return to profitability and (2) a decline in the foreign currency translation adjustments item within shareholders' equity. This rise in shareholders' equity was partially offset by a decline in net unrealized gains on securities. Please note that net unrealized gains on securities are shown as part of shareholders' equity after the deduction of deferred taxes.

The Group made total capital investments (including investments in intangible assets) of ¥33.1 billion during fiscal 2002. These investments were primarily in the Consumer Products & Machinery and Rolling Stock, Construction Machinery & Crushing Plant, and Gas Turbines & Machinery segments. The ratio of these capital investments to net cash provided by operating activities was 54.5% for fiscal 2002. Capital investments were made primarily to facilitate the introduction of new models and products as well as for rationalizing production and reducing labor inputs. In particular, the Group invested a total of ¥12.9 billion in the Consumer Products & Machinery segment to introduce new motorcycle models, rationalize operations, and expand production capacity for ATVs at one of its manufacturing subsidiaries in the United States.

Cash Flows

During fiscal 2002, net cash provided by operating activities provided the basic financial resources needed for conducting operating activities and for capital investment. Free cash flow, which is the sum of net cash provided by operating activities and net cash used in investing activities, was positive, at ¥32.7 billion. A portion of this free cash flow was used to repay part of the Group's interest-bearing liabilities. As a result of these and other factors, cash and cash equivalents at the end of the fiscal year showed an increase of ¥14.6 billion, to ¥89.8 billion. This increase was the net outcome of the cash flows described in the following paragraphs.

Net cash provided by operating activities increased ¥51.6 billion, to ¥60.8 billion. The reasons for the substantial rise in operating cash inflow in fiscal 2002 were: (1) the substantial improvement in profitability, as represented by the movement from a net loss in fiscal 2001 to net income in fiscal 2002, (2) the shift from a decline in items not accompanied by cash outflows to an increase in such items, including the reserve for retirement benefits, accrued bonuses, and the provision for doubtful accounts, and (3) progress toward the collection of accounts receivable, which resulted in a change from a net outflow position in fiscal 2001 to a net inflow position in fiscal 2002. Please note that a portion of the increase in cash inflows was offset by a decline in cash inflows from increases in advances received.

Net cash flows from investing activities amounted to a net cash outflow of ¥28.1 billion, up ¥7.4 billion as compared to the previous year. This was mainly due to acquisitions of securities.

Net cash flows from financing activities amounted to a net cash outflow of ¥18.6 billion in fiscal 2002, compared with a net cash inflow of ¥3.6 billion in fiscal 2001. This was primarily because the Group made a net increase in its funding from interest-bearing liabilities in fiscal 2001; however, it made net repayments of interest-bearing liabilities in fiscal 2002.

Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of March 31, 2002 and 2001

ASSETS	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current assets:			
Cash on hand and in banks	¥ 91,344	¥ 77,048	$ 685,508
Receivables (Note 5):			
Trade	389,987	418,064	2,926,732
Other	12,821	12,942	96,217
Allowance for doubtful receivables	(5,893)	(5,076)	(44,225)
	396,915	425,930	2,978,724
Inventories (Notes 3 and 5)	372,269	346,567	2,793,764
Deferred tax assets (Note 12)	16,994	14,922	127,535
Other current assets	25,149	19,830	188,735
Total current assets	902,671	884,297	6,774,266
Investments and long-term loans:			
Investments in securities (Notes 4 and 6)	81,222	91,154	609,546
Long-term loans	3,965	4,882	29,756
Other (Note 5)	15,361	15,355	115,279
Allowance for doubtful receivables	(5,150)	(4,173)	(38,649)
Total investments and long-term loans	95,398	107,218	715,932
Property, plant and equipment (Note 5):			
Land	54,116	53,018	406,124
Buildings	251,165	248,388	1,884,916
Machinery and equipment	460,128	452,840	3,453,118
Construction in progress	8,744	3,572	65,621
	774,153	757,818	5,809,779
Accumulated depreciation	(532,636)	(515,925)	(3,997,268)
Net property, plant and equipment	241,517	241,893	1,812,511
Intangible and other assets:			
Deferred tax assets (Note 12)	4,917	4,924	36,901
Intangible and other assets	10,572	9,140	79,340
	15,489	14,064	116,241
Total assets	¥1,255,075	¥1,247,472	$9,418,950

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2002	Millions of yen 2001	Thousands of U.S. dollars (Note 1) 2002
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 5)	**¥ 243,113**	¥ 228,462	**$1,824,488**
Trade payables	**325,664**	326,257	**2,444,008**
Advances from customers	**111,423**	104,194	**836,195**
Accrued income taxes (Note 12)	**3,347**	3,393	**25,118**
Accrued expenses	**18,954**	15,583	**142,244**
Provision for product warranty	**2,479**	1,551	**18,604**
Provision for losses on construction contracts	**80**	6,571	**600**
Deferred tax liabilities (Note 12)	**321**	457	**2,409**
Other current liabilities	**47,176**	49,252	**354,041**
Total current liabilities	**752,557**	735,720	**5,647,707**
Long-term liabilities:			
Long-term debt, less current portion (Note 5)	**248,170**	270,605	**1,862,439**
Employees' retirement and severance benefits (Note 7)	**66,770**	56,331	**501,088**
Directors' and statutory auditors' retirement and severance benefits	**1,042**	1,388	**7,820**
Deferred tax liabilities (Note 12)	**4,338**	4,654	**32,555**
Other	**9,284**	10,025	**69,674**
Total long-term liabilities	**329,604**	343,003	**2,473,576**
Contingent liabilities (Note 8)			
Minority interests	**5,183**	4,668	**38,897**
Shareholders' equity (Note 9):			
Common stock:			
Authorized—3,360,000,000 shares			
Issued—1,390,595,964 shares	**81,427**	81,427	**611,084**
Capital surplus	**24,682**	24,682	**185,231**
Retained earnings	**64,110**	58,452	**481,126**
Net unrealized gains on securities	**5,925**	13,091	**44,466**
Foreign currency translation adjustments	**(8,407)**	(13,571)	**(63,092)**
Treasury stock	**(6)**	—	**(45)**
Total shareholders' equity	**167,731**	164,081	**1,258,770**
Total liabilities and shareholders' equity	**¥1,255,075**	¥1,247,472	**$9,418,950**

Consolidated Statements of Operations

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Net sales	¥1,144,534	¥1,060,479	¥1,149,698	$8,589,373
Cost of sales	977,875	924,522	1,008,860	7,338,649
Gross profit	166,659	135,957	140,838	1,250,724
Selling, general and administrative expenses (Note 10)	135,348	131,497	139,587	1,015,745
Operating income	31,311	4,460	1,251	234,979
Other income (expenses):				
Interest and dividend income	4,798	4,480	4,274	36,008
Equity in income (loss) of unconsolidated subsidiaries and affiliates	379	(1,586)	(654)	2,844
Interest expense	(12,146)	(12,779)	(11,782)	(91,152)
Other, net (Note 11)	(8,348)	(12,981)	(15,819)	(62,649)
Income (loss) before income taxes and minority interests	15,994	(18,406)	(22,730)	120,030
Income taxes (Note 12):				
Current	(6,114)	(5,609)	(5,899)	(45,884)
Deferred	(3,131)	13,309	9,466	(23,497)
Minority interests in net loss (income) of consolidated subsidiaries	(467)	386	531	(3,505)
Net income (loss)	¥ 6,282	¥ (10,320)	¥ (18,632)	$ 47,144

	Yen			U.S. dollars (Note 1)
Per share amounts (Note 2(v)):				
Net income (loss)	¥4.5	¥(7.4)	¥(13.4)	$0.03
Net income—diluted	4.4	—	—	0.03
Cash dividends	—	—	—	—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2002, 2001 and 2000

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 1999	1,390,596	¥81,427	¥24,682	¥93,528	¥ —	¥ —	¥—
Net loss for the year	—	—	—	(18,632)	—	—	—
Increase in retained earnings arising from newly consolidated subsidiaries	—	—	—	2,677	—	—	—
Increase in retained earnings arising from affiliates newly accounted for by the equity method	—	—	—	34	—	—	—
Decrease due to companies ceasing to be affiliates accounted for by the equity method	—	—	—	(3,996)	—	—	—
Decrease due to merger of unconsolidated subsidiaries with consolidated subsidiary	—	—	—	(357)	—	—	—
Adjustment for changes of interests in affiliates accounted for by the equity method	—	—	—	(64)	—	—	—
Cash dividends	—	—	—	(4,172)	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(172)	—	—	—
Balance at March 31, 2000	1,390,596	81,427	24,682	68,846	—	—	—
Net loss for the year	—	—	—	(10,320)	—	—	—
Adjustment for changes of interests in affiliates accounted for by the equity method	—	—	—	(17)	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(13,571)	—
Adoption of new accounting standard for financial instruments	—	—	—	—	13,091	—	—
Treasury stock	—	—	—	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(57)	—	—	—
Balance at March 31, 2001	1,390,596	81,427	24,682	58,452	13,091	(13,571)	—
Net income for the year	—	—	—	**6,282**	—	—	—
Adjustment for changes of interests in affiliates accounted for by the equity method	—	—	—	**(575)**	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	**5,164**	—
Decrease in net unrealized gains on securities	—	—	—	—	**(7,166)**	—	—
Treasury stock	—	—	—	—	—	—	**(6)**
Bonuses to directors and statutory auditors	—	—	—	**(49)**	—	—	—
Balance at March 31, 2002	**1,390,596**	**¥81,427**	**¥24,682**	**¥64,110**	**¥ 5,925**	**¥(8,407)**	**¥(6)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2001	$ 611,084	$ 185,231	$ 438,664	$ 98,242	$(101,846)	$ —
Net income for the year	—	—	**47,144**	—	—	—
Adjustment for changes of interests in affiliates accounted for by the equity method	—	—	**(4,315)**	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	**38,754**	—
Decrease in net unrealized gains on securities	—	—	—	**(53,776)**	—	—
Treasury stock	—	—	—	—	—	**(45)**
Bonuses to directors and statutory auditors	—	—	**(367)**	—	—	—
Balance at March 31, 2002	**$611,084**	**$185,231**	**$481,126**	**$44,466**	**$ (63,092)**	**$(45)**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Cash flows from operating activities:				
Income (loss) before income taxes and minority interests	**¥15,994**	¥(18,406)	¥(22,730)	**$120,030**
Adjustments to reconcile net income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	**31,998**	33,303	35,081	**240,135**
Provision for (reversal of) retirement and severance benefits	**10,182**	(634)	3,479	**76,413**
Accrued bonuses	**3,479**	(3,995)	(3,419)	**26,109**
Gain on sale of fixed assets	**(5,047)**	—	—	**(37,876)**
Provision for (reversal of) losses on construction contracts	**(6,517)**	6,190	(4,111)	**(48,908)**
Write-downs of securities and others	**3,904**	5,714	3,031	**29,298**
Write-downs of investment in subsidiaries and affiliates	**649**	—	—	**4,871**
Provision for (reversal of) allowance for doubtful accounts	**1,794**	(1,380)	4,765	**13,463**
Interest and dividend income	**(4,798)**	(4,480)	(4,274)	**(36,008)**
Interest expense	**12,146**	12,779	11,782	**91,152**
Gain on sale of marketable & investments securities	**(109)**	(4,975)	(266)	**(818)**
Changes in assets and liabilities:				
Decrease (increase) in:				
Trade receivables	**38,986**	(11,850)	3,583	**292,578**
Inventories	**(18,809)**	(23,480)	21,447	**(141,156)**
Other current assets	**(3,972)**	(441)	(5,615)	**(29,809)**
Increase (decrease) in:				
Trade payables	**(9,972)**	9,092	(2,911)	**74,837**
Advances received	**6,970**	17,384	5,972	**52,308**
Other current liabilities	**(3,583)**	1,977	38	**(26,889)**
Other, net	**(111)**	520	1,151	**(833)**
Subtotal	**73,184**	17,318	47,003	**549,223**
Cash received for interest and dividends	**4,730**	5,447	4,122	**35,497**
Cash paid for interest	**(11,401)**	(11,636)	(11,270)	**(85,561)**
Cash paid for income taxes	**(5,720)**	(1,893)	(8,623)	**(42,927)**
Net cash provided by operating activities	**60,793**	9,236	31,232	**456,232**

(Continues to next page)

(Continued from previous page)	Millions of yen 2002	2001	2000	Thousands of U.S. dollars (Note 1) 2002
Cash flows from investing activities:				
Decrease in time deposit due more than three months	**289**	—	—	**2,019**
Acquisition of property, plant and equipment	**(31,406)**	(32,967)	(37,513)	**(235,692)**
Proceeds from sales of property, plant and equipment	**10,677**	—	—	**80,128**
Acquisition of intangible assets	**(2,904)**	—	—	**(21,794)**
Proceeds from sales of intangible assets	**133**	—	—	**998**
Acquisition of investment in securities	**(6,595)**	—	—	**(49,493)**
Proceeds from sale of investments in securities	**205**	10,673	—	**1,538**
Decrease in short-term loans receivable	**368**	1,415	—	**2,762**
Additions to long-term loans receivable	**(2,086)**	(1,693)	(5,866)	**(15,655)**
Proceeds from collection of long-term loans receivable	**3,157**	3,241	—	**23,692**
Payment for purchase of newly consolidated subsidiaries' stock	**—**	(2,375)	—	**—**
Other	**93**	973	(3,200)	**698**
Net cash used for investing activities	**(28,089)**	(20,733)	(46,579)	**(210,799)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	**837**	1,497	(4,643)	**6,281**
Proceeds from long-term debt	**12,939**	40,840	88,368	**97,103**
Repayment of long-term debt	**(32,303)**	(38,689)	(39,719)	**(242,424)**
Cash dividends paid	**(5)**	(9)	(4,203)	**(38)**
Cash dividends paid to minority interests	**(56)**	(56)	(64)	**(420)**
Net cash provided by (used for) financing activities	**(18,588)**	3,583	39,739	**(139,498)**
Effect of exchange rate changes	**449**	966	(1,408)	**3,370**
Net increase (decrease) in cash and cash equivalents	**14,565**	(6,948)	22,984	**109,305**
Cash and cash equivalents at beginning of year	**75,212**	82,160	54,837	**564,443**
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	**—**	—	4,339	**—**
Cash and cash equivalents at end of year	**¥89,777**	¥ 75,212	¥ 82,160	**$673,748**
Supplemental information on cash flows:				
Cash and cash equivalents:				
Cash on hand and in banks in the balance sheet	**¥91,344**	¥ 77,048	¥ 85,782	**$685,508**
Time deposits with maturities over three months	**(1,567)**	(1,836)	(3,622)	**(11,760)**
Total	**¥89,777**	¥ 75,212	¥ 82,160	**$673,748**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Basis of presenting consolidated financial statements

Kawasaki Heavy Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law and in conformity with accounting principles and practices generally accepted in Japan ("Japanese GAAP"). The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile. Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the reader, using the prevailing exchange rate at March 31, 2002, which was ¥133.25 to US$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Significant accounting policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies, over which the Company has power of control through majority voting right or existence of certain conditions evidencing control by the Company. Investments in non-consolidated subsidiaries and affiliates, over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for on the equity method.

The consolidated financial statements include the accounts of the Company and 105 (105 in 2001 and 112 in 2000) subsidiaries.

For the year ended March 31, 2002, 2 (4 in 2001 and 2000) subsidiaries are excluded from the consolidation. The amounts of total assets, net sales, net income and retained earnings of these excluded subsidiaries, in the aggregate, would not have had a material effect on the consolidated financial statements.

(b) Application of the equity method of accounting

For the year ended March 31, 2002, 17 (18 in 2001 and 20 in 2000) affiliates are accounted for by the equity method.

For the year ended March 31, 2002, investments in 2 (4 in 2001 and 2000) unconsolidated subsidiaries and 13 (12 in 2001 and 14 in 2000) affiliates, respectively, are stated at cost without applying the equity method of accounting. If the equity method had been applied for these investments, the amounts of net income and retained earnings of these excluded subsidiaries and affiliates would not have had a material effect on the consolidated financial statements.

(c) Consolidated subsidiaries' fiscal year-ends

Fiscal year-ends of 31 (32 in 2001 and 29 in 2000) consolidated subsidiaries end on December 31. The Company consolidates such subsidiaries' financial statements as of each subsidiary's latest year-end. Unusual significant transactions for the period between each subsidiary's year-end and the Company's year-end are adjusted on consolidation.

(d) Elimination of inter-company transactions and accounts

All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation, and the portion thereof attributable to minority interests is credited to minority interests.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

When the excess of cost over equity is considered significant, it is amortized to income by the straight-line method over five years. Otherwise, it is charged to income in the year of acquisition or the year newly included in consolidation.

(e) Foreign currency translation
Short-term receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates. Prior to April 1, 2000, long-term receivables and payable denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Company and its consolidated subsidiaries adopted the revised accounting standard for foreign currency translation, "Opinion Concerning Revision of Accounting Standard for Foreign Currency Translation", issued by the Business Accounting Deliberation Council on October 22, 1999 (the "Revised Accounting Standard"). Under the Revised Accounting Standard, long-term receivables and payables denominated in foreign currencies are also translated into Japanese yen at the year-end rate.

The effect on the consolidated statement of operations of adopting the Revised Accounting Standard was immaterial.

Balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate except for shareholders' equity accounts, which are translated at the historical rates. Income statements of consolidated overseas subsidiaries are translated at average rates except for transactions with the Company, which are translated at the rates used by the Company.

Due to the adoption of the Revised Accounting Standard, the Company and its domestic subsidiaries report foreign currency translation adjustments in shareholders' equity (and minority interests).

(f) Appropriations of retained earnings
Appropriations of retained earnings are recorded in the fiscal year when the proposed appropriations are approved.

(g) Revenue recognition
Sales are principally recognized at the time of completion of the contracts. However, the percentage-of-completion method is applied to long-term contracts exceeding ¥5,000 million.

(h) Cash and cash equivalents
In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(i) Allowance for doubtful receivables
Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new Japanese accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999).

Upon applying the new accounting standard, possible losses from notes and accounts receivable, loans and other receivables are provided for based on past experience rate and the Companies' estimates of losses on collection.

As a result of adopting the new accounting standard for financial instruments, loss before income taxes and minority interests in 2001 increased ¥2,983 million compared with the amounts which would have been recognized under the previous method of accounting.

(j) Inventories
Inventories are stated at cost, as determined principally by the specific identification cost method, the first-in, first-out method or the moving-average method.

(k) Assets and liabilities arising from derivative transactions
Assets and liabilities arising from derivative transactions are stated at fair value.

(l) Investments in securities
Prior to April 1, 2000, securities of the Company and its consolidated subsidiaries were stated at moving-average cost.

Effective April 1, 2000, the Company and its consolidated domestic subsidiaries adopted the new Japanese accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999).

Upon applying the new accounting standard, the Company and its consolidated domestic subsidiaries examined the intent of holding each security and classified those securities as (a) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (b) equity securities issued by subsidiaries and affiliated companies and (c) for all other securities that are not classified in the above categories (hereafter, "available-for-sale securities"). There were no trading securities at March 31, 2001 and 2002.

Held-to-maturity debt securities are stated mainly at amortized cost. Equity securities issued by subsidiaries and affiliated companies which are not consolidated or accounted for using the equity method are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

Other securities with no available fair market value are stated at moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by unconsolidated subsidiaries and affiliated companies and available-for-sale securities, declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by unconsolidated subsidiaries and affiliated companies not on the equity method is not readily available, such securities should be written down to net asset value with a corresponding charge in the statement of operations in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

As a result of adopting the new accounting standard for financial instruments, loss before income taxes and minority interests in 2001 increased ¥2,731 million compared with the amounts which would have been recognized under the previous method of accounting.

(m) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally by the declining-balance method over estimated useful lives.

(n) Intangible assets

Amortization of intangible assets is computed by the straight-line method.

(o) Provision for product warranty

Expected future product warranty costs are provided for ships and consumer products.

(p) Provision for losses on construction contracts

Provision for losses on uncompleted construction contracts at the fiscal year-end is made when substantial losses are anticipated for the next fiscal year and later and such losses can be reasonably estimated.

(Change in accounting policy)

Effective for the year ended March 31, 2001, the Company changed its accounting policy for the provision for losses on uncompleted construction contracts. Previously, it was applied only for the subsidiary in the United States based on U.S. GAAP.

The Company made this change in accounting policy following the preparation of its Medium-Term Business Plan in November 2000 and as a result of a review of construction contracts at the end of the year, which led to the judgment that factors of losses on construction contracts are increasing. In view of these circumstances, this change was deemed prudent to increase the soundness of the Company's financial position and substantially better reflect profitability.

As a result of this change, loss before income taxes and minority interests in 2001 increased ¥6,190 million compared with the amounts which would have been recognized under the previous method of accounting.

(q) Bond issue expenses

Bond issue expenses are charged to income as incurred.

(r) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(s) Retirement and severance benefits

Employees who terminate their services with the Company and its domestic consolidated subsidiaries are generally entitled to lump-sum payments, the amounts of which are determined by reference to their current basic rates of pay and length of service. At March 31, 2000, the Company and its domestic consolidated subsidiaries provided for 40 percent of the amount which would be required to be paid if all eligible employees voluntarily terminated their services at the balance sheet date.

Effective April 1, 2000, the Company and its domestic consolidated subsidiaries adopted the new accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16, 1998 (the "New Accounting Standard"). Under the New Accounting Standard, the liabilities and expenses for retirement and severance benefits are determined based on the amounts actuarially calculated using certain assumptions. The Company and its domestic consolidated subsidiaries provided allowance for employees' retirement and severance benefits at March 31, 2001 based on the estimated amounts of projected benefit obligation at that date.

The excess of the projected benefit obligation over the liabilities for retirement and severance benefits recorded as of April 1, 2000 (the "net transition obligation") amounted to ¥130,928 million, which will be recognized in expenses in equal amounts primarily over 10 years commencing with the year ended March 31, 2001. Actuarial gains and losses are recognized in expenses in equal amounts over the average of the estimated remaining service lives of the employees commencing with the following period. As a result of the adoption of the New Accounting Standard, in the year ended March 31, 2001, retirement and severance benefit expenses increased by ¥2,935 million, operating income decreased by ¥1,215 million and loss before income taxes and minority interests increased by ¥2,793 million compared with what would have been recorded under the previous accounting standard.

Employees of the Company's overseas consolidated subsidiaries are generally covered by various pension plans, accounted for in accordance with generally accepted accounting principles in the country of incorporation.

The Company and its domestic consolidated subsidiaries provide for retirement and severance benefits for directors and statutory auditors principally at 50 percent of the amount required if they retired at the balance sheet date.

(t) Hedge accounting

The Company and its consolidated subsidiaries employ deferred hedge accounting. If financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of financial instruments until the related losses or gains on the hedged items are recognized.

(u) Finance leases

For the Company and its domestic consolidated subsidiaries, finance leases which do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP.

(v) Per share amounts of net income (loss) and cash dividends

The computations of per share amounts of net income (loss) shown in the consolidated statements of operations are based upon the weighted average number of issued shares outstanding during each period.

Diluted income per share, is computed based on the assumption that all dilutive convertible bonds were converted at the beginning of the year.

Per share amounts of cash dividends for each period represent dividends declared as applicable to the respective year.

(w) Reclassifications

Certain prior year amounts have been reclassified to conform to 2002 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

3. Inventories

Inventories as of March 31, 2002 and 2001 are comprised as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	*2001*	**2002**
Finished products	**¥ 61,928**	¥ 50,747	**$ 464,751**
Work in process	**272,100**	259,053	**2,042,026**
Raw materials and supplies	**38,241**	36,767	**286,987**
Total	**¥372,269**	¥346,567	**$2,793,764**

4. Securities

(a) Acquisition costs, book values (fair value) of investments in securities with available fair values as of March 31, 2002 and 2001 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002			2002
	Acquisition cost	Book values	Difference	Difference
Available-for-sale securities:				
Securities with book values exceeding acquisition costs:				
Equity securities	¥21,403	¥37,412	¥16,009	$120,143
Total	21,403	37,412	16,009	120,143
Other securities:				
Equity securities	21,706	16,263	(5,443)	(40,848)
Others	95	81	(14)	(105)
Total	¥43,204	¥53,756	¥10,552	$ 79,190

	Millions of yen		
	2001		
	Acquisition cost	Book values	Difference
Available-for-sale securities:			
Securities with book values exceeding acquisition costs:			
Equity securities	¥35,613	¥63,087	¥27,474
Others	95	95	—
Total	35,708	63,182	27,474
Other securities:			
Equity securities	10,417	5,942	(4,475)
Total	¥46,125	¥69,124	¥22,999

(b) Book values of investments in securities with no available fair values as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
	Book values	Book values	Book values
Held-to-maturity debt securities:			
Non-listed securities	¥ 25	¥ 20	$ 188
Available-for-sale securities:			
Equity securities	6,181	6,164	46,387
Others	5,352	448	40,165
Total	¥11,533	¥6,612	$86,552
Equity securities issued by non-consolidated subsidiaries and affiliated companies:			
Subsidiaries	¥ 9	¥ 19	$ 68
Affiliated companies	3,440	3,167	25,816
Total	¥ 3,449	¥3,186	$25,884

5. Short-term borrowings and long-term debt

Short-term borrowings and long-term debt as of March 31, 2002 and 2001 are comprised as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Short-term borrowings:			
Short-term debt, principally bank loans and commercial paper	¥206,147	¥196,535	$1,547,070
Current portion of long-term debt	36,966	31,927	277,418
Total short-term debt	¥243,113	¥228,462	$1,824,488
Long-term debt:			
Loans from banks and other financial institutions, partly secured by mortgage or other collateral, due from 2002 to 2035, bearing interest ranging from 0.50 percent to 8.1 percent and from 0.495 percent to 12.0 percent as of March 31, 2002 and 2001, respectively	¥104,770	¥101,635	$ 786,265
2.55 percent notes due 2001	—	10,000	—
1.00 percent notes due 2002	10,000	10,000	75,047
1.05–2.00 percent notes due 2003	20,000	20,000	150,094
1.94 percent notes due 2004	20,000	20,000	150,094
1.50–1.67 percent notes due 2005	20,000	20,000	150,094
1.87 percent notes due 2006	10,000	10,000	75,047
2.00 percent notes due 2007	10,000	10,000	75,047
2.51–2.775 percent notes due 2008	20,000	20,000	150,094
2.33 percent notes due 2009	10,000	10,000	75,047
0.80 percent convertible bonds due 2001	—	8,573	—
0.65–0.90 percent convertible bonds due 2003	19,079	19,079	143,182
0.75 percent convertible bonds due 2005	9,609	9,609	72,113
1.10 percent convertible bonds due 2006	17,118	17,118	128,464
0.90 percent convertible bonds due 2008	7,521	8,926	56,443
1.00 percent convertible bonds due 2011	7,039	7,592	52,826
	285,136	302,532	2,139,857
Less portion due within one year	(36,966)	(31,927)	(277,418)
Total long-term debt	¥248,170	¥270,605	$1,862,439

The convertible bonds due 2002 through 2011 as of March 31, 2002 were convertible into 136,177,843 shares of common stock at the option of the holders at prices of ¥459 ($3.44) or ¥598 ($4.49) per share. The conversion prices are subject to adjustments under specified conditions.

As of March 31, 2002 and 2001, the following assets were pledged as collateral for short-term borrowing and long-term debt:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Trade receivables	¥ 481	¥ 556	$ 3,610
Inventories	11,651	12,301	87,437
Land	5,830	5,845	43,752
Buildings	6,485	6,551	48,668
Machinery and equipment	357	400	2,679
Other	288	154	2,162
Total	¥25,092	¥25,807	$188,308

As of March 31, 2002 and 2001, debt secured by the above pledged assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Trade payables	¥ 99	¥ 53	$ 743
Short-term and long-term debt	26,527	23,780	199,077
Total	¥26,626	¥23,833	$199,820

The aggregate annual maturities of long-term debt as of March 31, 2002 are as follows:

Year ending March 31,	*Millions of yen*	*Thousands of U.S. dollars*
2003	¥ 36,966	$ 277,418
2004	46,209	346,784
2005	47,934	359,730
2006	39,899	299,430
2007 and thereafter	114,128	856,495
Total	¥285,136	$2,139,857

6. Investments in unconsolidated subsidiaries and affiliates

Investments in unconsolidated subsidiaries and affiliates as of March 31, 2002 and 2001 are as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	**2002**
Investments in securities	**¥15,908**	¥15,399	**$119,384**

7. Employees' retirement and severance benefits

The liability for employees' retirement and severance benefits included in the liability section of the consolidated balance sheet as of March 31, 2002 and 2001 consist of the following:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	**2002**
Projected benefit obligation	**¥192,451**	¥180,860	**$1,444,285**
Unrecognized prior service costs	**2,518**	—	**18,897**
Unrecognized actuarial differences	**(20,058)**	(4,090)	**(150,529)**
Less fair value of pension assets	**(5,096)**	(4,182)	**(38,244)**
Less unrecognized net transition obligation	**(103,439)**	(116,497)	**(776,278)**
Prepaid pension cost	**394**	240	**2,957**
Liability for retirement and severance benefits	**¥ 66,770**	¥ 56,331	**$ 501,088**

Retirement and severance benefit expenses in the consolidated statements of operations for the years ended March 31, 2002 and 2001 are comprised as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	**2002**
Service costs—benefits earned during the year	**¥ 9,443**	¥ 8,700	**$ 70,867**
Interest cost on projected benefit obligation	**6,167**	6,532	**46,281**
Expected return on plan assets	**(379)**	(304)	**(2,844)**
Amortization of actuarial differences	**407**	—	**3,054**
Amortization of net transition obligation	**13,059**	14,431	**98,004**
Special additional retirement allowance	**—**	1,687	**—**
Retirement and severance benefit expenses	**¥28,697**	¥31,046	**$215,362**

The discount rate and the rate of expected return on plan assets are primarily 3.5 and 8.5 percent, respectively. The estimated amount of all retirement benefits to be paid at future retirement dates is allocated equally to each service year using the estimated number of total service years. Actuarial gains and losses are recognized in expenses in equal amounts over 10 to 15 years commencing with the following period. Past service costs are recognized as an expense in equal amounts for 10 years.

8. Contingent liabilities

Contingent liabilities as of March 31, 2002 and 2001 are as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2002	2001	**2002**
As drawer of trade notes discounted	**¥ 874**	¥ 916	**$ 6,559**
As endorser of trade notes	**30**	34	**225**
As guarantor of indebtedness of employees, unconsolidated subsidiaries and affiliates, and others	**38,805**	38,854	**291,220**

9. Shareholders' equity

(a) Capital surplus

The Commercial Code of Japan had provided that the entire issue price of new shares must be credited to common stock, provided that, by resolution of the Board of Directors, up to one-half of such issue price may be credited to capital surplus so long as the common stock was equal to at least the aggregate par value of the shares issued.

Effective October 1, 2001, the Commercial Code was amended to eliminate par value common stock resulting in all common stock being recorded with no par value.

(b) Dividends

The maximum amount that the Company can distribute as dividends is calculated based on the unconsolidated financial statements of the Company in accordance with the Commercial Code of Japan.

(c) Restrictions on dividends

Under the terms of indentures for certain notes and convertible bonds due through 2006, cumulative cash dividend payments by the Company are not to exceed an amount equivalent to accumulated net income of the Company earned during the years such securities are outstanding plus ¥10,000 million (for certain indentures ¥10,100 million).

10. Research and development expenses

Research and development expenses are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Research and development expenses	**¥16,549**	¥17,548	¥19,905	**$124,195**

11. Other income (expenses): other, net

Other income (expenses): other, net in the consolidated statements of operations is comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Gain on sales of marketable securities and investments in securities	**¥ 109**	¥ 4,975	¥ 266	**$ 818**
Gain (loss) on sales of property, plant and equipment	**6,543**	—	—	**49,103**
Foreign exchange gain (loss), net	**(4,371)**	3,097	(7,774)	**(32,803)**
Write-downs of securities and others	**(3,904)**	(5,714)	(3,917)	**(29,298)**
Amortization of net transition obligation of retirement and severance benefits	**(205)**	(1,578)	—	**(1,538)**
Provision for losses on construction contracts	—	(6,190)	—	—
Expenses for making structural improvements	—	(3,470)	—	—
Gain on cancellation of the shipbuilding contracts	—	—	2,053	—
Prior-period retirement allowances	—	—	(2,744)	—
Other, net	**(6,520)**	(4,101)	(3,703)	**(48,931)**
Total	**¥(8,348)**	¥(12,981)	¥(15,819)	**$(62,649)**

Expenses for making structural improvements are for consolidation of production facilities for steel structures and special additional retirement allowances.

12. Income taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax (national tax) and enterprise tax and inhabitants taxes (local taxes) which, in the aggregate, result in normal statutory tax rates of approximately 41.9 percent for the years ended March 31, 2002 and 2001.

The following table summarizes the significant differences between the statutory tax rate and effective tax rate in the consolidated financial statements for the year ended March 31, 2002:

Statutory tax rate	41.9%
Unrecognized for tax effects of intercompany profits	4.6%
Non-deductible expenses	2.0%
Dividends received from subsidiaries	5.3%
Other	4.0%
Effective tax rate	57.8%

Significant components of deferred tax assets and liabilities as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Deferred tax assets:			
Excess bonuses accrued	¥ 5,749	¥ 2,574	$ 43,144
Retirement benefits	6,202	10,289	46,544
Estimated loss on uncompleted contracts	—	2,759	—
Allowance for doubtful receivables	3,441	2,786	25,824
Fixed assets—inter-company profits	1,013	1,128	7,602
Depreciation	1,099	1,014	8,248
Net operating loss carryforwards	13,013	11,150	97,658
Write-down of marketable securities, investments in securities and others	2,145	904	16,098
Other	9,333	7,620	70,041
Gross deferred tax assets	41,995	40,224	315,159
Less valuation allowance	(9,081)	(8,084)	(68,150)
Total deferred tax assets	32,914	32,140	247,009
Deferred tax liabilities:			
Deferral of gain on sale of fixed assets	4,160	3,985	31,219
Net unrealized gain on securities	4,426	9,637	33,215
Unrealized gain on uncompleted contracts	2,651	—	19,895
Other	4,425	3,783	33,208
Total deferred tax liabilities	15,662	17,405	117,537
Net deferred tax assets	¥17,252	¥14,735	$129,472

13. Derivative transactions

Since the Company and its consolidated subsidiaries operate internationally and have a substantial volume of export and import transactions, they enter into foreign currency exchange and option transactions in order to manage risk of fluctuations in exchange rates in relation to foreign currency denominated assets, liabilities and future transactions.

The Company and its consolidated subsidiaries also enter into interest swap and option transactions to hedge against future fluctuations in interest rates on borrowings, primarily to fix, cap or collar interest rates on variable rate debt.

The Company and its consolidated subsidiaries' purpose for purchasing derivatives is to hedge against risks of fluctuations in currency exchange rates and interest rates rather to than be exposed to such risks through dealing or speculation.

For derivative transactions that meet the conditions for hedge accounting based on the standards for accounting for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments" issued by the Business Accounting Deliberation Council on January 22, 1999), the Company and its consolidated subsidiaries apply hedge accounting principles.

In order to minimize credit risk, the Company and its consolidated subsidiaries use only highly-rated international financial institutions as counterparty to derivative transactions.

The Company and its consolidated subsidiaries have established policies that restrict the use of derivative instruments, including limits as to the purpose, nature, type and amount, and that require reporting and review in order to control the use of derivatives and manage risk.

(a) Outstanding positions and recognized gains and losses at March 31, 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars
	Contract amount	Market value	Gain (loss)	Gain (loss)
Currency related contracts:				
Foreign exchange contracts:				
To sell	¥65,291	¥69,022	¥(3,731	$(28,000)
To purchase	7,982	8,078	96	720
Total			¥(3,635)	$(27,280)
Interest rate related contracts:				
Option contracts				
Collar purchase	¥10,000	¥ (65)	¥ (65)	$ (488)

(b) Outstanding positions and recognized gains and losses at March 31, 2001 are as follows:

	Millions of yen		
	Contract amount	Market value	Gain (loss)
Currency related contracts:			
Foreign exchange contracts:			
To sell	¥84,977	¥90,558	¥(5,581)
To purchase	7,364	7,787	423
Total			¥(5,158)
Interest rate related contracts:			
Option contracts:			
Collar purchase	¥10,000	¥ (116)	¥ (115)

14. Finance leases

Finance lease information, as required to be disclosed in Japan, for the respective years is as follows:

(a) As lessee

The original cost of leased assets under non-capitalized finance leases and accumulated depreciation, assuming it is calculated on the straight-line method over lease terms, as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Property, plant and equipment	**¥15,232**	¥15,324	**$114,312**
Accumulated depreciation	**(7,626)**	(7,333)	**(57,231)**
	¥ 7,606	¥ 7,991	**$ 57,081**
Intangible assets	**¥ 939**	¥ 725	**$ 7,047**
Accumulated amortization	**(430)**	(340)	**(3,227)**
	¥ 509	¥ 385	**$ 3,820**

The present values of future minimum lease payments under non-capitalized finance leases as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Current portion	**¥2,911**	¥2,825	**$21,846**
Non-current portion	**5,405**	5,722	**40,563**
Total	**¥8,316**	¥8,547	**$62,409**

Lease payments and "as if capitalized" depreciation and amortization and interest expense for non-capitalized finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Lease payments	**¥3,659**	¥3,504	¥3,076	**$27,460**
Depreciation and amortization	**3,419**	3,243	2,862	**25,659**
Interest	**224**	232	230	**1,681**

(b) As lessor

The original cost of leased assets under finance leases and accumulated depreciation, as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Property, plant and equipment	**¥1,435**	¥1,335	**$10,769**
Accumulated depreciation	**(775)**	(706)	**(5,816)**
	¥ 660	¥ 629	**$ 4,953**

The present values of future minimum lease payments to be received under finance leases as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Current portion	**¥196**	¥202	**$1,471**
Non-current portion	**497**	471	**3,730**
Total	**¥693**	¥673	**$5,201**

Lease payments received, depreciation and amortization and interest on finance leases are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Lease payments received	¥251	¥223	¥218	$1,884
Depreciation and amortization	208	181	147	1,561
Interest	35	37	38	263

15. Operating leases

The present values of future minimum lease payments under operating leases as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Current portion	¥ 51	¥ 48	$ 383
Non-current portion	142	131	1,066
Total	¥193	¥179	$1,449

16. Segment information

Industry segments of the Company and its consolidated subsidiaries in prior years were classified into Transportation Equipment, Aerospace, Industrial Equipment, Consumer Products and Other.

In April 2001, the Company introduced an internal company system and created six in-house companies: the Shipbuilding, Rolling Stock, Aerospace, Gas Turbines & Machinery, Plant & Infrastructure Engineering, and Consumer Products & Machinery companies.

Effective the year ended March 31, 2002, industry segments of the Company and its consolidated subsidiaries are classified based on its internal company system: 1) Shipbuilding, 2) Rolling Stock, Construction Machinery & Crushing Plant, 3) Aerospace, 4) Gas Turbines & Machinery, 5) Plant & Infrastructure Engineering, 6) Consumer Products & Machinery, and 7) Other. Previously reported data have been restated accordingly.

The 1) Shipbuilding segment manufactures and sells ships, submarines and maritime application equipment. Operations within the 2) Rolling Stock, Construction Machinery & Crushing Plant segment include the production and sale of rolling stock, construction machines and crushing plant. Products manufactured and sold by the 3) Aerospace segment include airplanes and helicopters. The 4) Gas Turbines & Machinery segment manufactures and sells gas turbines, airplane engines, prime movers and hydraulic components. Operations within the 5) Plant & Infrastructure Engineering segment include the production and sale of boilers, chemical and steel-making plants, refuse incineration plants and steel bridges. Products manufactured and sold by the 6) Consumer Products & Machinery segment include motorcycles, ATVs (All-Terrain Vehicles) and Jet Ski® watercraft. Operations within the 7) Other segment include the production and sale of hospital respiration & medical equipment. The operations involve trade, mediation of overseas sales and orders and other activities.

(a) Information by industry segment

	Millions of yen							
	2002							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 92,478	¥ 1,289	¥ 93,767	¥ 88,212	¥ 5,555	¥ 88,688	¥ 1,941	¥ 1,462
Rolling Stock, Construction Machinery & Crushing Plant	121,780	3,756	125,536	125,071	465	141,332	2,898	6,925
Aerospace	161,072	2,021	163,093	149,229	13,864	150,934	3,425	2,571
Gas Turbines & Machinery	171,586	28,072	199,658	194,218	5,440	170,755	4,255	4,598
Plant & Infrastructure Engineering	220,605	14,768	235,373	236,010	(637)	237,688	2,665	815
Consumer Products & Machinery	281,207	3,590	284,797	279,615	5,182	267,797	11,553	12,874
Other	95,806	39,963	135,769	134,081	1,688	120,146	2,873	2,593
Total	1,144,534	93,459	1,237,993	1,206,436	31,557	1,177,340	29,610	31,838
Eliminations	—	(93,459)	(93,459)	(93,213)	(246)	77,735	2,388	1,294
Consolidated total	¥1,144,534	¥ —	¥1,144,534	¥1,113,223	¥31,311	¥1,255,075	¥31,998	¥33,132

	Millions of yen							
	2001							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 78,734	¥ 1,104	¥ 79,838	¥ 81,569	¥(1,731)	¥ 98,536	¥ 2,079	¥ 1,211
Rolling Stock, Construction Machinery & Crushing Plant	129,591	1,975	131,566	131,303	263	143,054	3,200	3,137
Aerospace	136,343	2,602	138,945	130,832	8,113	145,769	3,627	3,015
Gas Turbines & Machinery	152,307	26,711	179,018	174,733	4,285	170,220	4,478	4,528
Plant & Infrastructure Engineering	181,174	26,910	208,084	222,730	(14,646)	238,275	3,631	1,429
Consumer Products & Machinery	275,903	3,374	279,277	272,799	6,478	259,885	11,305	14,110
Other	106,427	35,047	141,474	140,039	1,435	122,808	2,854	1,806
Total	1,060,479	97,723	1,158,202	1,154,005	4,197	1,178,547	31,174	29,236
Eliminations	—	(97,723)	(97,723)	(97,986)	263	68,925	2,129	3,451
Consolidated total	¥1,060,479	¥ —	¥1,060,479	¥1,056,019	¥ 4,460	¥1,247,472	¥33,303	¥32,687

	Millions of yen							
	2000							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 91,891	¥ 1,270	¥ 93,161	¥ 100,850	¥ (7,689)	¥ 87,008	¥ 2,248	¥ 1,711
Rolling Stock, Construction Machinery & Crushing Plant	121,463	2,790	124,253	125,096	(843)	129,515	3,302	3,504
Aerospace	172,322	808	173,130	163,200	9,930	153,097	3,591	4,473
Gas Turbines & Machinery	153,681	33,331	187,012	183,503	3,509	163,981	4,396	6,116
Plant & Infrastructure Engineering	245,642	13,925	259,567	274,973	(15,406)	246,695	4,401	1,751
Consumer Products & Machinery	277,176	1,985	279,161	269,322	9,839	224,915	11,095	16,485
Other	87,523	44,073	131,596	129,721	1,875	196,255	6,261	5,661
Total	1,149,698	98,182	1,247,880	1,246,665	1,215	1,201,466	35,294	39,701
Eliminations	—	(98,182)	(98,182)	(98,218)	36	5,340	(213)	(16)
Consolidated total	¥1,149,698	¥ —	¥1,149,698	¥1,148,447	¥ 1,251	¥1,206,806	¥35,081	¥39,685

	Thousands of U.S. dollars							
	2002							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	**$ 694,019**	**$ 9,674**	**$ 703,693**	**$ 662,004**	**$ 41,689**	**$ 665,576**	**$ 14,567**	**$ 10,972**
Rolling Stock, Construction Machinery & Crushing Plant	**913,921**	**28,188**	**942,109**	**938,619**	**3,490**	**1,060,653**	**21,749**	**51,970**
Aerospace	**1,208,795**	**15,167**	**1,223,962**	**1,119,917**	**104,045**	**1,132,713**	**25,703**	**19,294**
Gas Turbines & Machinery	**1,287,700**	**210,672**	**1,498,372**	**1,457,546**	**40,826**	**1,281,463**	**31,932**	**34,507**
Plant & Infrastructure Engineering	**1,655,573**	**110,829**	**1,766,402**	**1,771,182**	**(4,780)**	**1,783,775**	**20,000**	**6,116**
Consumer Products & Machinery	**2,110,371**	**26,942**	**2,137,313**	**2,098,424**	**38,889**	**2,009,734**	**86,702**	**96,615**
Other	**718,994**	**299,910**	**1,018,904**	**1,006,236**	**12,668**	**901,659**	**21,561**	**19,460**
Total	**8,589,373**	**701,382**	**9,290,755**	**9,053,928**	**236,827**	**8,835,573**	**222,214**	**238,934**
Eliminations	**—**	**(701,382)**	**(701,382)**	**(699,534)**	**(1,848)**	**583,377**	**17,921**	**9,711**
Consolidated total	**$8,589,373**	**$ —**	**$8,589,373**	**$8,354,394**	**$234,979**	**$9,418,950**	**$240,135**	**$248,645**

(b) Information by geographic area

Segment information by geographic area, as required to be disclosed in Japan, for the respective years is as follows:

	Millions of yen					
	2002					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	**¥ 868,759**	**¥186,659**	**¥1,055,418**	**¥1,024,035**	**¥31,383**	**¥1,012,986**
North America	**204,510**	**12,933**	**217,443**	**212,346**	**5,097**	**148,412**
Europe	**47,101**	**3,849**	**50,950**	**54,290**	**(3,340)**	**38,570**
Asia	**20,495**	**10,106**	**30,601**	**29,937**	**664**	**21,064**
Other areas	**3,669**	**133**	**3,802**	**3,735**	**67**	**1,966**
Total	**1,144,534**	**213,680**	**1,358,214**	**1,324,343**	**33,871**	**1,222,998**
Eliminations and corporate	**—**	**(213,680)**	**(213,680)**	**(211,120)**	**(2,560)**	**32,077**
Consolidated total	**¥1,444,534**	**¥ —**	**¥1,144,534**	**¥1,113,223**	**¥31,311**	**¥1,255,075**

	Millions of yen					
	2001					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 824,213	¥171,516	¥ 995,729	¥ 992,563	¥3,166	¥1,097,447
North America	176,071	9,076	185,147	181,893	3,254	137,890
Europe	38,573	3,232	41,805	42,722	(917)	36,017
Asia	17,791	5,323	23,114	23,076	38	19,568
Other areas	3,831	165	3,996	3,907	89	1,809
Total	1,060,479	189,312	1,249,791	1,244,161	5,630	1,292,731
Eliminations and corporate	—	(189,312)	(189,312)	(188,142)	(1,170)	(45,259)
Consolidated total	¥1,060,479	¥ —	¥1,060,479	¥1,056,019	¥4,460	¥1,247,472

	Millions of yen					
	2000					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 929,110	¥148,766	¥1,077,876	¥1,082,344	¥(4,468)	¥1,046,115
North America	160,436	11,288	171,724	167,977	3,747	105,322
Europe	39,554	4,515	44,069	43,231	838	24,496
Asia	16,321	4,009	20,330	21,927	(1,597)	16,675
Other areas	4,277	128	4,405	4,318	87	1,894
Total	1,149,698	168,706	1,318,404	1,319,797	(1,393)	1,194,502
Eliminations and corporate	—	(168,706)	(168,706)	(171,350)	2,644	12,304
Consolidated total	¥1,149,698	¥ —	¥1,149,698	¥1,148,447	¥ 1,251	¥1,206,806

	Thousands of U.S. dollars					
	2002					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	**$6,519,767**	**$1,400,818**	**$ 7,920,585**	**$7,685,065**	**$235,520**	**$7,602,146**
North America	**1,534,784**	**97,058**	**1,631,842**	**1,593,591**	**38,251**	**1,113,786**
Europe	**353,478**	**28,886**	**382,364**	**407,430**	**(25,066)**	**289,456**
Asia	**153,809**	**75,842**	**229,651**	**224,668**	**4,983**	**158,079**
Other areas	**27,535**	**998**	**28,533**	**28,030**	**503**	**14,754**
Total	**8,589,373**	**1,603,602**	**10,192,975**	**9,938,784**	**254,191**	**9,178,221**
Eliminations and corporate	**—**	**(1,603,602)**	**(1,603,602)**	**(1,584,390)**	**(19,212)**	**240,729**
Consolidated total	**$8,589,373**	**$ —**	**$ 8,589,373**	**$8,354,394**	**$234,979**	**$9,418,950**

(c) Corporate assets

Included in eliminations and corporate in (a) and (b) above under total assets are corporate assets of ¥155,580 million ($1,167,579 thousand), ¥80,928 million and ¥106,738 million at March 31, 2002, 2001 and 2000, respectively, which are mainly comprised of cash and time deposits of the Company and property, plant, equipment and intangible assets of the Company's Head Office.

(d) Overseas sales

Overseas sales consist of the total sales of the Company and its consolidated subsidiaries made outside of Japan. Overseas sales information, as required to be disclosed in Japan, for the respective years is as follows:

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2002		2001		2000		**2002**
	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales	% against net sales	Overseas sales
North America	**¥272,066**	**23.8%**	¥233,976	22.1%	¥221,272	19.2%	**$2,041,771**
Europe	**62,139**	**5.4%**	62,815	5.9%	93,984	8.2%	**466,334**
Asia	**95,832**	**8.4%**	76,809	7.2%	75,058	6.5%	**719,189**
Other areas	**65,988**	**5.7%**	58,759	5.5%	71,191	6.2%	**495,220**
Total	**¥496,025**	**43.3%**	¥432,359	40.7%	¥461,505	40.1%	**$3,722,514**

To the Shareholders and the Board of Directors of Kawasaki Heavy Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Kawasaki Heavy Industries, Ltd. (a Japanese corporation) and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Kawasaki Heavy Industries, Ltd. and subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in Japan (Note 1) which, except for the change in the method of segmentation referred to in Note 16, effective for the year ended March 31, 2002, and except for the change in the method of accounting for revenue referred in Note 2 (p), effective for the year ended March 31, 2001, with which we concur, were applied on a consistent basis.

As explained in Notes 2.(e), (l), (s), in the year ended March 31, 2001, Kawasaki Heavy Industries, Ltd. and subsidiaries prospectively adopted new Japanese accounting standards for foreign currency translation, financial instruments and retirement and severance benefits.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1.

Asahi & Co.

Asahi & Co.

Kobe, Japan
June 27, 2002



President and CEO Masamoto Tazaki, Executive Vice President Yoshiro Inoue, Executive Vice President Tadashi Nishimura

DIRECTORS AND CORPORATE AUDITORS

DIRECTORS

President and CEO

Masamoto Tazaki*

Executive Vice Presidents

Yoshiro Inoue*
Overall administration of planning and control

Tadashi Nishimura*
Overall administration of marketing and sales

Managing Directors

Takashi Sugoh*
President
Aerospace Company

Takehiko Saeki*
President
Rolling Stock, Construction Machinery & Crushing Plant Company

Takuya Maeda*
President
Plant & Infrastructure Engineering Company

Shuichi Tadokoro*
President
Shipbuilding Company

Kengo Yamashita*
President
Gas Turbines & Machinery Company

Shinichi Morita*
President
Consumer Products & Machinery Company

Mikihiko Nakayama
General Manager
Corporate Technology Division

Masatoshi Terasaki
Senior Manager
Corporate Planning Department

Representative Director

CORPORATE AUDITORS

Tsunemitsu Nishio

Yoshitsugu Wada

Mitsugi Maeda

Hiroshi Kawamoto

EXECUTIVE OFFICERS

Senior Executive Officers

Shiroh Ikeda

Masakazu Sato

Executive Officers

Toshio Atsuta

Yousuke Fujii

Isao Shindo

Yoshimitsu Kurosaki

Shoji Aoki

Akiji Nakamura

Takashi Yoshino

Akira Matsuzaki

Tadaharu Ohashi

Chikashi Motoyama

Nobuichi Kozai

Shigeru Hamada

Shuji Mihara

Chikahiro Ono

Mitsuaki Ikeda

Masatoshi Tsurutani

Jiroh Noguchi

Masaru Tomiie

Norio Tanaka

Tomokazu Taniguchi

(As of June 27, 2002)

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI, unless otherwise noted)	Principal Businesses
SHIPBUILDING				
Nangtong Cosco KHI Ship Engineering Co., Ltd.†	China	US$80,000*	50.00	Manufacture and sale of ships
ROLLING STOCK, CONSTRUCTION MACHINERY & CRUSHING PLANT				
Kawasaki Rolling Stock Engineering Co., Ltd.	Japan	140	100.00	Manufacture and repair of parts and components for rolling stock; design of rolling stock
Kawasaki Industrial Co., Ltd.	Japan	125	98.71	Construction of arcades; manufacture and inspection of high-pressure containers; maintenance and repair of rolling stock
Kawasaki Rail Car, Inc.	U.S.A.	US$60,600*	100.00 (owned by KMM)	Engineering, manufacture, sale, and after-sales service of rolling stock in the United States
Kawasaki Machine Systems, Ltd. ★ ※	Japan	343	100.00	Sale and repair of construction machinery, gas turbine generators, and industrial robots
Nichijo Manufacturing Co., Ltd.	Japan	120	50.04	Manufacture and sale of snow removal equipment
Kawasaki Construction Machinery Corp. of America	U.S.A.	US$8,000*	100.00 (owned by KMC)	Manufacture and sale of construction machinery in the United States
AEROSPACE				
Kawasaki Helicopter System Ltd.	Japan	200	100.00	Transportation of passengers or cargo by helicopter; maintenance and repair of helicopters and flight training services; research, design, and construction of heliports
Advanced Technology Institute of Commuter-Helicopter Ltd.†	Japan	8,697	19.43	Research and development of basic technology for commuter helicopters
NIPPI Corporation†	Japan	6,048	25.70	Manufacture and sale of aircraft parts
GAS TURBINES & MACHINERY				
Kawasaki Thermal Engineering Co., Ltd.	Japan	1,460	83.06	Manufacture, sale, and installation of general-purpose boilers and air-conditioning equipment
Kawasaki Precision Machinery (U.K.) Limited	U.K.	£5,000*	100.00	Manufacture and sale of hydraulic products
Wuhan Kawasaki Marine Machinery Co., Ltd.	China	1,100	55.00	Manufacture, sale, and after-sales service of Kawasaki-brand azimuth thrusters, side thrusters, and other machinery
PLANT & INFRASTRUCTURE ENGINEERING				
Kawasaki Construction Co., Ltd.	Japan	350	100.00	Installation of steel structures
Japan Gas Turbine K.K.†	Japan	1,500	40.00	Sale, assembly, site engineering support, repair, testing, pilot operation, installation, and arrangement of power generation equipment as well as related service-based businesses
Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.†	China	US$14,900*	40.00	Manufacture and sale of steel structures

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI, unless otherwise noted)	Principal Businesses
CONSUMER PRODUCTS & MACHINERY				
Kawasaki Motors Corporation Japan	Japan	560	100.00	Distribution of motorcycles and Jet Ski® watercraft in Japan
Kawasaki Metal Industries, Ltd.	Japan	350	100.00	Manufacture, processing, and assembly of various steel products
Kawasaki Motors Manufacturing Corp., U.S.A. ●	U.S.A.	US$70,000*	100.00	Manufacture of motorcycles, ATVs, Jet Ski® watercraft, small gasoline engines, industrial robots, and rolling stock
Kawasaki Motors Corp., U.S.A.	U.S.A.	US$65,900*	100.00	Distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in the United States
Kawasaki Motors Finance Corporation	U.S.A.	US$10,000*	100.00 (owned by KMC)	Inventory financing for dealers of Kawasaki Motors Corp., U.S.A.
KM Receivables Corporation	U.S.A.	US$100	100.00 (owned by KMFC)	Management of account receivables of Kawasaki Motors Finance Corporation
Canadian Kawasaki Motors Inc.	Canada	C$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Canada
Kawasaki Motors Europe N.V.	Netherlands	€14,093*	100.00	Sole distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in Europe
Kawasaki Motors (U.K.) Ltd.	U.K.	£2,000*	100.00 (owned by KMEU)	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in the United Kingdom
Kawasaki Motoren G.m.b.H.	Germany	€6,288*	100.00 (owned by KMEU)	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Germany
Kawasaki Motors France S.A.	France	€1,247*	100.00 (owned by KMEU)	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in France
Kawasaki Motors Italy S.p.A.	Italy	€2,064*	100.00 (owned by KMEU)	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Italy
Kawasaki Motors Pty. Ltd.	Australia	A$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Australia
P.T. Kawasaki Motor Indonesia	Indonesia	US$10,000*	51.00	Manufacture and distribution of motorcycles in Indonesia
Kawasaki Motors (Phils.) Corporation	Philippines	P101,430*	50.001	Manufacture and distribution of motorcycles in the Philippines
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Thailand	B1,900,000*	92.63	Manufacture and distribution of motorcycles in Thailand
Kawasaki Robotics (U.S.A.), Inc.	U.S.A.	US$1,000*	100.00 (owned by KMC)	Sale and after-sales service of industrial robots in the United States
Kawasaki Robotics (UK) Ltd.	U.K.	£917*	100.00 (owned by KMEU)	Sale and after-sales service of industrial robots in the U.K. and Ireland
Kawasaki Machine Systems Korea, Ltd.	Korea	W1,500**	100.00	Sale and after-sales service of industrial robots and robot systems

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI, unless otherwise noted)	Principal Businesses
OTHER				
Kawasaki Safety Service Industries, Ltd.	Japan	1,708	72.02	Manufacture, sale, and installation of hospital respiration, fire-extinguishing, and medical equipment
Kawasaki Hydromechanics Corporation	Japan	436	100.00	Manufacture, sale, and installation of hydraulic presses and other hydraulic equipment
Kawasaki Setsubi Kogyo Co., Ltd.†	Japan	1,581	33.62	Design and installation of air-conditioning, heating/cooling, water supply/disposal, and sanitary facilities
Kawaju Shoji Co., Ltd.	Japan	600	70.00	Trading
Kawaju Real Estate Co., Ltd.	Japan	320	100.00	Administration of Company welfare facilities; real estate sales, leasing, and construction
Kawasaki Kosan Co., Ltd.	Japan	300	100.00	Insurance representation, real estate leasing, administration and maintenance, leasing, and provision of loans
Kawasaki Foods Co., Ltd.	Japan	160	100.00	Food supply to Company facilities, operation of dining facilities
Kawaju Tomakomai Kanko Kaihatsu Co., Ltd.	Japan	300	100.00	Management of a golf course
Uji Kanko Co., Ltd.	Japan	240	100.00	Management of a golf course
Kawasaki do Brasil Indústria e Comércio Ltda.	Brazil	R1,136*	100.00	Sale of KHI Products in Brazil and the rest of Central and South America; provision of order intermediation and various engineering services
Kawasaki Heavy Industries (U.S.A.), Inc.	U.S.A.	US$600*	100.00	Product sales, mediation of orders, and provision of various engineering support services in North America
Kawasaki Heavy Industries (U.K.) Ltd.	U.K.	£500*	100.00	Sale of KHI products in various countries in Europe (principally the U.K.), the Middle East, and Africa; provision of order intermediation services

(As of March 31, 2002)

* *Monetary unit in thousands*
** *Monetary unit in millions*
† *Affiliate accounted for using equity method*
KMM: Kawasaki Motors Manufacturing Corp., U.S.A.
KMC: Kawasaki Motors Corp., U.S.A.
KMFC: Kawasaki Motors Finance Corporation
KMEU: Kawasaki Motors Europe N.V.

Partially included in:

- ⊖ *Rolling Stock, Construction Machinery & Crushing Plant*
- ☆ *Gas Turbines & Machinery*
- ※ *Consumer Products & Machinery*

(As of August 1, 2002)

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan
Phone: 81-78-371-9530
Fax: 81-78-371-9568

Tokyo Head Office
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan
Phone: 81-3-3435-2111
Fax: 81-3-3436-3037

OVERSEAS OFFICES

Seoul Office
2302 Changgyo Bldg.,
1 Changgyo-Dong, Chung-Gu,
Seoul, Korea
Phone: 82-2-778-6637
Fax: 82-2-778-6638

Beijing Office
Room No. 2602, China World Tower,
China World Trade Center,
No. 1, Jian Guo Men Wai Avenue,
Beijing 100004,
People's Republic of China
Phone: 86-10-6505-1350
Fax: 86-10-6505-1351

Shanghai Office
13th Floor, HSBC Tower,
101, Yin Cheng East Road,
Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: 86-21-6841-3377
Fax: 86-21-6841-2266

Taipei Office
15th Floor, Fu-key Bldg.,
99 Jen-Ai Road, Section 2,
Taipei, Taiwan
Phone: 886-2-2322-1752
Fax: 886-2-2322-5009

Bangkok Office
17th Floor, Ramaland Building,
952 Rama IV Road, Bangrak,
Bangkok 10500, Thailand
Phone: 66-2-632-9511
Fax: 66-2-632-9515

Kuala Lumpur Office
Letter Box No. 162,
6th Floor, UBN Tower,
10 Jalan P. Ramlee,
50250 Kuala Lumpur, Malaysia
Phone: 60-3-2070-5141
Fax: 60-3-2070-5148

Jakarta Office
14th Floor, Skyline Bldg.,
Jl. M.H. Thamrin 9,
Jakarta 10340, Indonesia
Phone: 62-21-314-0737
Fax: 62-21-314-1049

OVERSEAS SUBSIDIARIES AND AFFILIATES

Kawasaki Heavy Industries (U.S.A.), Inc.
599 Lexington Avenue, Suite 3901,
New York, NY 10022, U.S.A.
Phone: 1-212-759-4950
Fax: 1-212-759-6421

Houston Branch
333 Clay Street, Suite 4310,
Houston, TX 77002-4103, U.S.A.
Phone: 1-713-654-8981
Fax: 1-713-654-8187

Kawasaki Rail Car, Inc.
29 Wells Avenue, Building #4,
Yonkers, NY 10701, U.S.A.
Phone: 1-914-376-4700
Fax: 1-914-376-4779

Kawasaki Robotics (U.S.A.), Inc.
28059 Center Oaks Court,
Wixom, MI 48393, U.S.A.
Phone: 1-248-305-7610
Fax: 1-248-305-7618

Kawasaki Motors Corp., U.S.A.
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Grand Rapids Office
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-954-3031

Green River Insurance Company
7 Burlington Square, #600,
Burlington, VT 05402, U.S.A.
Phone: 1-802-860-0444
Fax: 1-802-860-0440

Kawasaki Motors Finance Corporation
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

KM Receivables Corporation
9950 Jeronimo Road, Suite 203,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Kawasaki Motors Manufacturing Corp., U.S.A.
6600 Northwest 27th Street,
Lincoln, NE 68524, U.S.A.
Phone: 1-402-476-6600
Fax: 1-402-476-6672

Maryville Plant
28147 Business Highway 71,
Maryville, MO 64468, U.S.A.
Phone: 1-660-582-5829
Fax: 1-660-582-5826

Kawasaki Construction Machinery Corp. of America
2140 Barrett Park Drive, Suite 101,
Kennesaw, GA 30144, U.S.A.
Phone: 1-770-499-7000
Fax: 1-770-421-6842

Canadian Kawasaki Motors Inc.
25 Lesmill Road, Don Mills,
Toronto, ON M3B 2T3, Canada
Phone: 1-416-445-7775
Fax: 1-416-445-0391

Kawasaki do Brasil Indústria e Comércio Ltda.
Avenida Paulista, 542-6 Andar,
Bela Vista, 01310-000, São Paulo, S.P., Brazil
Phone: 55-11-289-2388
Fax: 55-11-289-2788

Kawasaki Aeronáutica do Brasil Indústria Ltda.
Estrada Municipal de São Roque, km 05,
Prédio n° 8.000, Município Gavião Peixoto,
São Paulo, Brazil
Phone: 55-11-289-2388
Fax: 55-11-289-2788

Kawasaki Heavy Industries (U.K.) Ltd.
4th Floor, 3 St. Helen's Place,
London EC3A 6AB, U.K.
Phone: 44-20-7588-5222
Fax: 44-20-7588-5333

Kawasaki Precision Machinery (U.K.) Limited
Ernesettle Lane, Ernesettle, Plymouth,
Devon PL5 2SA, U.K.
Phone: 44-1752-364394
Fax: 44-1752-364816

Kawasaki Robotics (UK) Ltd.
Units 6 & 7, Easter Court,
Europa Boulevard, Westbrock,
Warrington WA5 5ZB, U.K.
Phone: 44-1925-713000
Fax: 44-1925-713001

Kawasaki Heavy Industries G.m.b.H.
5th Floor, Wehrhahn Center,
Oststrasse 10, 40211 Düsseldorf, Germany
Phone: 49-211-1792340
Fax: 49-211-161844

Kawasaki Gas Turbine Europe G.m.b.H.
Max-Planck-Strasse 21A,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7363-0
Fax: 49-6172-736355

Kawasaki Robotics G.m.b.H.
29 Sperberweg, 41468 Neuss, Germany
Phone: 49-2131-34260
Fax: 49-2131-930973

Kawasaki Heavy Industries (Europe) B.V.
7th Floor, Riverstaete,
Amsteldijk 166,
1079 LH Amsterdam,
The Netherlands
Phone: 31-20-6446869
Fax: 31-20-6425725

KHI Europe Finance B.V.
Hoekenrode 6,
1102 BR Amsterdam,
The Netherlands
Phone: 31-20-6293800
Fax: 31-20-6294661

Kawasaki Motors Europe N.V.
Diamantlaan 14,
2132 WV Hoofddorp,
The Netherlands
Phone: 31-2356-70500
Fax: 31-2356-39884

Kawasaki Motors Europe N.V. U.K. Branch
1 Dukes Meadow,
Millboard Road, Bourne End,
Buckinghamshire SL8 5XF, U.K.
Phone: 44-1628-856600
Fax: 44-1628-856799

Kawasaki Motors Europe N.V. Niederlassung Deutschland
Max-Planck-Strasse 26,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7340
Fax: 49-6172-734160

Kawasaki Motors Europe N.V.
Succursale Française
Parc d'Activites de la Clef de Saint Pierre,
Point de l'Epine des Champs Bat 1,
78990 Elancourt Cedex, France
Phone: 33-1-30-69-0000
Fax: 33-1-30-69-5001

Kawasaki Motors Europe N.V.
Filiale Italiana
Via Anna Kuliscioff,
35-20152 Milano, Italy
Phone: 39-02-41-2821
Fax: 39-02-48-37-0616

Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307),
Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Inchon, 405-310, Korea
Phone: 82-32-821-6941~5
Fax: 82-32-821-6947

KHI (Dalian) Computer Technology Co., Ltd.
Building Foreign Specialist of
the Dalian Maritime University,
Ling Shui Qiao, Dalian,
People's Republic of China
Phone: 86-411-472-7507
Fax: 86-411-472-7459

Wuhan Kawasaki Marine Machinery Co., Ltd.
No. 43 Wudong Road,
Qingshan, Wuhan,
People's Republic of China
Phone: 86-27-86410132
Fax: 86-27-86410136

Kawasaki Heavy Industries (H.K.) Ltd.
Rooms 4211–16, Sun Hong Kai Centre,
30 Harbour Road, Wanchai, Hong Kong
Phone: 852-2522-3560
Fax: 852-2845-2905

Kawasaki Motors Enterprise (Thailand) Co., Ltd.
119/10 Moo 4 Tambon Pluak Daeng,
Amphur Pluak Daeng, Rayong 21140, Thailand
Phone: 66-38-955-040~58
Fax: 66-38-955-059

KHI Design & Technical Service Inc.
6F The Island Plaza, 105 L.P. Leviste St.,
Salcedo Village, Makati, Metro Manila,
The Philippines
Phone: 63-2-810-9213
Fax: 63-2-816-1222

Kawasaki Motors (Phils.) Corporation
Km. 24 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

Kawasaki Heavy Industries (Singapore) Pte. Ltd.
6 Battery Road, #18-04,
Singapore 049909
Phone: 65-62255133~4
Fax: 65-62249029

P.T. Kawasaki Motor Indonesia
Jl. Perintis Kemerdekaan, Kelapa Gading,
Jakarta Utara 14250, Indonesia
Phone: 62-21-452-3322
Fax: 62-21-452-3566

Kawasaki Motors Pty. Ltd.
Unit Q, 10-16 South Street,
Rydalmere, N.S.W. 2116, Australia
Phone: 61-2-9684-2585
Fax: 61-2-9684-4580

Tiesse Robot S.p.A.
Via Isorella 24,
25010 Visano (Brescia), Italy
Phone: 39-30-9958621
Fax: 39-30-9958677

Robots International Limited
21, Archbishop Street,
Valetta, Malta
Phone: 356-320897
Fax: 356-346041

Nantong Cosco KHI Ship Engineering Co., Ltd.
117, Linjiang Road, Nantong City,
Jiangsu Province, People's Republic of China
Phone: 86-513-350-0666
Fax: 86-513-351-4349

Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.
5198 Hutai Road, Baoshan District,
Shanghai, People's Republic of China
Phone: 86-21-5602-8888
Fax: 86-21-5602-5198

Glory Kawasaki Motors Co., Ltd.
221/1 Rama IX Road, Huay Kwang,
Bangkok 10320, Thailand
Phone: 66-2-643-0813
Fax: 66-2-247-7924

KHITKAN Co., Ltd.
G.K. Land Industrial Park, Moo 4,
Tambon Pluak Daeng,
Amphur Pluak Daeng, Rayong Province,
Thailand
Phone: 66-38-955062~66
Fax: 66-38-955067

Kawasaki Motors Holding (Malaysia) Sdn. Bhd.
Lots 6 & 8, Jalan Segambutpusat,
Segambut, 51200,
Kuala Lumpur, Malaysia
Phone: 60-3-6251-2591
Fax: 60-3-6251-2688

Kawasaki Motors Service Co., Ltd.
129 Rama IX Road, Kwaeng Huaykwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510

KMPC Realty Corporation
Km. 24 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

DOMESTIC WORKS

Noda Works
118, Futatsuzuka, Noda,
Chiba 278-8585, Japan
Phone: 81-4-7124-1121
Fax: 81-4-7124-7645

Yachiyo Works
1780 Kamikoya, Yachiyo,
Chiba 276-0022, Japan
Phone: 81-47-483-1111
Fax: 81-47-482-3227

Gifu Works
1, Kawasaki-cho, Kakamigahara,
Gifu 504-8710, Japan
Phone: 81-583-82-5712
Fax: 81-583-82-2981

Nagoya Works 1
3-11, Oaza Kusunoki, Yatomi-cho,
Ama-gun, Aichi 498-0066, Japan
Phone: 81-567-68-5117
Fax: 81-567-68-5090

Nagoya Works 2
7-4, Kanaoka, Tobishima-mura,
Ama-gun, Aichi 490-1445, Japan
Phone: 81-5675-5-0800
Fax: 81-5675-5-0803

Kobe Works
1-1, Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5001
Fax: 81-78-682-5500

Hyogo Works
1-18, Wadayama-dori 2-chome,
Hyogo-ku, Kobe, Hyogo 652-0884, Japan
Phone: 81-78-682-3111
Fax: 81-78-671-5784

Nishi-Kobe Works
234, Matsumoto, Hazetani-cho,
Nishi-ku, Kobe, Hyogo 651-2239, Japan
Phone: 81-78-991-1133
Fax: 81-78-991-3186

Seishin Works
8-1, Takatsukadai 2-chome,
Nishi-ku, Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1911
Fax: 81-78-992-1910

Akashi Works
1-1, Kawasaki-cho, Akashi,
Hyogo 673-8666, Japan
Phone: 81-78-921-1301
Fax: 81-78-913-1366

Banshu Works
2680, Oka, Inami-cho,
Kako-gun, Hyogo 675-1113, Japan
Phone: 81-794-95-1211
Fax: 81-794-95-1226

Harima Works
8, Niijima, Harima-cho,
Kako-gun, Hyogo 675-0155, Japan
Phone: 81-794-35-2131
Fax: 81-794-35-2132

Sakaide Works
1, Kawasaki-cho, Sakaide,
Kagawa 762-8507, Japan
Phone: 81-877-46-1473
Fax: 81-877-46-7006

(As of March 31, 2002)

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥81,426,590,792

Number of Shares Outstanding: 1,390,595,964 shares

Number of Shareholders: 128,560

Number of Employees: 28,936

Stock Exchange Listings:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Newspapers in Which Public Notices Are Made:
The Nihon Keizai Shimbun
The Kobe Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
Asahi & Co.
Kobe Crystal Tower, 1-3,
Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository:
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://www.bankofny.com/adr

KHI Web Site at: http://www.khi.co.jp

This annual report is printed on recycled paper.

Printed in Japan
ISSN 0287 - 1793